ARLS

BUILDING ON A LEGACY OF SUCCESS

First Sentinel

2003 ANNUAL REPORT

To Our Shareholders:

First Sentinel set out in 2003 to continue its transition from a traditional thrift to a community bank. In our retail network, we realigned our branch staffing structure to enhance our customer delivery. Our sales culture was fully integrated through a relationship-management strategy which focuses on retention and expansion of customer relationships and a comprehensive incentive program that rewards performance consistent with our financial objectives.

We have further leveraged our sales initiatives by an aggressive, comprehensive business approach which fully develops our commercial customer relationships. Our commercial deposit sales initiative resulted in a 17% increase in new commercial deposits during the year, to a total of $79 million. The Company's strategy of increasing core deposits while de-emphasizing certificates of deposit to reduce overall funding costs also continued with success: core deposits represented 61% of total deposits as of December 31, 2003. Our branch optimization analysis caused us to sell our Lawrenceville location during the year, as it was not considered to be part of our primary market area.

Our lending division experienced one of its busiest years in history. Commercial, construction and multi-family real estate loans expanded to 28% of the $1.2 billion portfolio. The historically low interest rate environment fueled record loan originations of $736.4 million for 2003, but also principal repayments and loan sales totaling $757.3 million. Our tangible capital position remained strong. Loan quality remained excellent, as did expense control, as the Company maintained its focus on efficient execution of its business plan.

The largest refinance market in our history, however, also created margin pressure on us, as with much of the thrift industry. Also, as valuations of thrift stocks continued to rise due to attractive dividend yields, and in some cases, takeover speculation, it became imprudent to utilize one of our primary capital management tools, share repurchases, as the limited earnings per share accretion did not justify the resulting dilution to book value.

During 2003, the Board of Directors continued to review the Company's business plan and its progress toward achieving that plan. This review culminated in late December 2003 with the decision to merge with and into Provident Financial Services, Inc. The business combination with Provident Financial will result in a community bank institution with assets in excess of $6.6 billion and a north and central New Jersey franchise of 76 branches located in some of the best markets in the country. In arriving at the decision to merge with Provident Financial, the Board considered a number of compelling factors, including:

- the value of our focused franchise and operating performance;
- the opportunity to align with a community bank that has similar management philosophies, approaches and commitments to its customers, shareholders and communities as First Sentinel;
- the ability to provide a more complete and diverse commercial product set and to accelerate implementation of the bank-like model;
- the impact of the merger on our depositors, customers, employees and communities;
- the expectation that the combined company will continue to provide quality service to our customers; and
- the expectation that the merger will provide our shareholders with the opportunity to receive a substantial premium over our historical trading prices.

A more detailed description of these and other factors considered by the Board, as well as the events leading to this decision, is included in the Joint Proxy Statement/Prospectus being distributed to our shareholders in connection with our annual meeting. Completion of this transaction is subject to regulatory approvals and the approvals of shareholders of both First Sentinel and Provident Financial.

The planning process for integrating First Sentinel with Provident Financial is in full swing, with operational and systems integration plans already in place. As both companies have strong balance sheets and excess capital, opportunities abound and operating synergies should be attained when we combine. First Sentinel has a legacy of success which is a testament to some of the most diligent and talented people in the business. Many of us will be joining the combined company and will continue to build on that legacy that was started more than 100 years ago. Through the challenges of 2004 and beyond, the Board of Directors thanks you for your continued support.

Sincerely,

Christopher Martin
President and Chief Executive Officer

Philip T. Ruegger, Jr.
Chairman of the Board

Selected Financial Data

The following selected financial data and selected operating data should be read in conjunction with the consolidated financial statements of the Company and accompanying notes thereto, which are presented elsewhere herein.

December 31,	2003	2002	2001	2000	1999
(Dollars in thousands)					
Selected Financial Data:					
Total assets	**$2,204,670**	$2,261,479	$2,142,734	$1,972,080	$1,907,139
Loans receivable, net	**1,210,721**	1,201,210	1,242,779	1,184,802	1,016,116
Investment securities available for sale	**106,459**	114,219	107,988	234,970	213,590
Other interest-earning assets (1)	**80,875**	65,085	40,541	40,693	37,175
Mortgage-backed securities available for sale	**722,794**	790,562	642,716	447,022	575,159
Deposits	**1,339,858**	1,387,986	1,315,264	1,219,336	1,213,724
Borrowed funds	**591,500**	596,663	545,814	505,955	422,000
Subordinated debentures (2)	**25,774**	—	—	—	—
Preferred capital securities (2)	—	25,000	25,000	—	—
Stockholders' equity	**227,574**	211,572	221,703	214,630	238,700

Year Ended December 31,	2003	2002	2001	2000	1999
(Dollars in thousands, except per share data)					
Selected Operating Data:					
Interest income	**$ 108,959**	$ 126,002	$ 133,585	$ 136,789	$ 123,388
Interest expense	**50,393**	62,421	74,684	78,872	65,006
Net interest income	**58,566**	63,581	58,901	57,917	58,382
Provision for loan losses	—	1,310	650	1,441	1,650
Net interest income after provision for loan losses	**58,566**	62,271	58,251	56,476	56,732
Non-interest income (3)	**9,703**	6,543	4,455	2,269	3,631
Non-interest expense (4)	**37,736**	31,058	27,205	26,634	24,556
Income before income tax expense	**30,533**	37,756	35,501	32,111	35,807
Income tax expense	**12,197**	12,852	11,016	10,414	12,155
Net income	**$ 18,336**	$ 24,904	$ 24,485	$ 21,697	$ 23,652
Basic earnings per share	**$0.71**	$0.90	$0.84	$0.67	$0.62
Diluted earnings per share	**$0.69**	$0.88	$0.82	$0.66	$0.60
Dividends per share	**$0.42**	$0.36	$0.30	$0.24	$0.37
Dividend payout ratio	**59.78%**	40.43%	36.19%	36.13%	59.88%

At or For the Year Ended December 31,	2003	2002	2001	2000	1999
Selected Financial Ratios:					
Return on average assets (3) (4)	**0.81%**	1.12%	1.21%	1.11%	1.25%
Return on average stockholders' equity (3) (4)	**8.83**	11.11	10.92	9.77	8.07
Average stockholders' equity to average assets	**9.22**	10.06	11.09	11.32	15.53
Stockholders' equity to total assets	**10.32**	9.36	10.35	10.88	12.52

(1) Includes federal funds sold and investment in the stock of the Federal Home Loan Bank of New York.
(2) The Company adopted revised Financial Accounting Standards Board Interpretation No. 46 on December 31, 2003, which required the deconsolidation of its investments in First Sentinel Capital Trust I and II. See Note 10 to the Company's Audited Consolidated Financial Statements included in this report.
(3) Includes the effect of the sale of the Lawrenceville branch that realized a $2.4 million gain, or $1.6 million net of tax, in 2003.
(4) Includes the effect of non-tax deductible merger-related charges totaling $4.3 million in 2003 in connection with entering into a definitive agreement to merge with Provident Financial Services, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Statements contained in this report that are not historical fact are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements may be characterized as management's intentions, hopes, beliefs, expectations or predictions of the future. It is important to note that such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected in such forward-looking statements. Factors that could cause future results to vary materially from current expectations include, but are not limited to, changes in interest rates, economic conditions, deposit and loan growth, real estate values, loan loss provisions, competition, customer retention; changes in accounting principles, policies or guidelines; legislative and regulatory changes; and the inability to complete the merger with Provident Financial Services, Inc. ("PFS") as and when expected. The Company has no obligation to update any forward-looking statements at any time.

Description of Business

The Company's principal business, which is conducted through the Bank, is attracting retail deposits from the general public and investing those deposits, together with funds generated from operations and borrowings, primarily in single-family residential mortgage loans, real estate construction loans, commercial real estate loans, home equity loans and lines of credit and multi-family residential mortgage loans. The Company maintains a significant portfolio of mortgage-backed securities and also invests in U.S. Government, federal agency and corporate debt securities and other marketable securities. The Company's revenues are derived principally from interest on its loan and mortgage-backed securities portfolios and interest and dividends on its investment securities. The Company's primary sources of funds are deposits; proceeds from principal and interest payments on loans and mortgage-backed securities; sales of loans, mortgage-backed and investment securities available for sale; maturities of investment securities and short-term investments; and advances from the Federal Home Loan Bank of New York, reverse repurchase agreements and other borrowed funds.

Pending Merger with Provident Financial Services, Inc.

On December 22, 2003, the Company entered into a definitive agreement to merge into PFS in a cash and stock transaction valued at approximately $642.0 million. Under the terms of the agreement, 60% of the Company's common stock will be converted into PFS stock and the remaining 40% will be converted into cash. The Company's stockholders will have the option to receive for each share of the Company's common stock held either 1.092 shares of PFS common stock, $22.25 of cash, or some combination thereof, subject to an election and allocation procedure as set forth in the merger agreement. The merger agreement has been approved by the directors of both PFS and the Company. The transaction, which is expected to close in June 2004, is subject to customary closing conditions, including regulatory approvals and the approval of the Company's shareholders and PFS's shareholders. The merger agreement requires the Company to pay PFS a termination fee of $24.0 million if the agreement is terminated under certain circumstances following the Company's receipt of a superior acquisition proposal.

Critical Accounting Policies and Estimates

"Management's Discussion and Analysis of Financial Condition and Results of Operations" is based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Note 1 to the Company's Audited Consolidated Financial Statements for the year ended December 31, 2003, which are included in this report, contains a summary of the Company's significant accounting policies. Management believes the Company's policy with respect to the methodology for the determination of the allowance for loan losses involves a higher degree of complexity and requires management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could materially impact results of operations. This critical policy and its application is reviewed quarterly with the Audit Committee and the Board of Directors.

The allowance for loan losses is established through a provision for loan losses based upon management's evaluation of the adequacy of the allowance, including an assessment of known and inherent risks in the loan portfolio, giving consideration to the size and composition of the portfolio, review of individual loans for adverse situations that may affect the borrowers' ability to repay, actual loan loss experience, level of delinquencies, detailed analysis of individual loans for which full collectibility may not be assured, the existence and estimated net realizable value of any underlying collateral and guarantees securing the loans, and current economic and market conditions. Although management uses the best information available, the level of the allowance for loan losses remains an estimate which is subject to significant judgment and short-term change. Various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to make additional provisions for loan losses based upon information available to them at the time of their examination. Furthermore, the majority of the Company's loans are secured by real estate in the State of New Jersey. Accordingly, the collectibility of a substantial portion of the carrying value of the Company's loan portfolio is susceptible to changes in local market conditions and may be adversely affected should real estate values decline or the New Jersey area experience an adverse economic shock. Future adjustments to the allowance for loan losses may be necessary due to economic, operating, regulatory and other conditions beyond the Company's control.

The determination of the loans on which full collectibility is not reasonably assured, the estimates of the fair value of the underlying collateral and the assessments of economic and regulatory conditions are subject to assumptions and judgments by management. The allowance could differ materially as a result of changes in these assumptions and judgments.

These evaluations are inherently subjective because, even though they are based on objective data, it is management's interpretation of that data that determines the amount of the appropriate allowance. Therefore, the Company periodically reviews the actual performance and charge-off history of its portfolio and compares that to the previously determined allowance coverage percentages. In doing so, the Company evaluates the impact the previously mentioned variables may have had on the portfolio to determine which changes, if any, should be made to the assumptions and analyses.

Actual results could differ from the Company's estimates as a result of changes in economic or market conditions. Changes in estimates could result in a material change in the allowance for loan losses. While the Company believes that the allowance for loan losses has been established and maintained at levels adequate to reflect the risks inherent in its loan portfolio, future increases may be necessary if economic or market conditions decline substantially from the conditions that existed at the time of the initial determinations.

Executive Summary

Net income for the year ended December 31, 2003 was $18.3 million, or $0.69 per diluted share, compared with $24.9 million, or $0.88 per diluted share for the year ended December 31, 2002. Return on average equity was 8.83% for 2003, compared with 11.11% for 2002, while the return on average assets was 0.81% for 2003 compared with 1.12% for 2002. Results for the year ended December 31, 2003 were impacted by non-tax deductible merger-related charges totaling $4.3 million, or $0.16 per diluted share, in connection with the Company's pending merger with PFS, as well as an after-tax gain of $1.6 million, or $0.06 per diluted share, recognized on the sale of one of the Bank's branch offices to another financial institution. Interest rates remained at historic lows throughout 2003, resulting in net interest margin compression and constraining balance sheet growth as mortgage-related assets refinanced and prepaid and the Company sold longer-term fixed-rate assets to maintain its asset sensitive interest rate risk position.

Comparison of Financial Condition at December 31, 2003 and December 31, 2002

Assets. Total assets decreased by $56.8 million, or 2.5%, to $2.2 billion at December 31, 2003. The decrease in assets was primarily a result of the Company's decision not to pursue growth at historically low interest rate levels, reductions in assets due to refinancings and prepayments of loans and mortgage-backed securities ("MBS"), and the sale of certain longer-term fixed-rate assets originated at such low interest rate levels to manage interest rate risk under rising rate scenarios. The change in assets consisted primarily of decreases in MBS and investment securities available for sale, partially offset by increases in cash and cash equivalents and loans receivable.

MBS available for sale decreased $67.8 million, or 8.6%, to $722.8 million at December 31, 2003, from $790.6 million at December 31, 2002. The decrease was primarily due to principal repayments and sales of $409.1 million and $230.0 million, respectively, exceeding purchases of $586.8 million for 2003. Accelerated principal repayments on MBS were attributable to the historically low interest rate environment and the resultant refinance activity in the underlying mortgage loans. This prepayment activity also resulted in accelerated amortization of premiums paid on MBS. Purchases consisted primarily of MBS issued by U.S. government-sponsored agencies. At December 31, 2003, approximately 66% of the Company's MBS had adjustable rates and the MBS portfolio had a modified duration of 1.8 years.

Investment securities available for sale decreased $7.8 million, or 6.8%, to $106.5 million as of December 31, 2003, from $114.2 million at December 31, 2002. For 2003, purchases totaled $81.5 million, while sales, calls and maturities totaled $88.5 million. Purchases during 2003 consisted primarily of debt securities issued by the U.S. government and government-sponsored agencies.

Cash and cash equivalents increased $9.9 million, or 15.0%, to $75.8 million as of December 31, 2003, from $65.9 million at December 31, 2002, primarily as a result of proceeds realized from the sale of MBS and investment securities available for sale as the Company repositioned portions of its securities portfolio to better manage interest rate risk and improve future returns. The Company intends to prudently deploy investable funds in a manner which does not expose it to significant interest rate or market risk.

Loans receivable, net totaled $1.2 billion at December 31, 2003, an increase of $9.5 million, or 0.8%, from December 31, 2002. Loan originations totaled $736.4 million for 2003, compared to $623.5 million for 2002. The increase in loan originations in 2003, compared with 2002, was largely attributable to the prolonged, historically low interest rate environment experienced throughout 2003. Fixed-rate, one-to-four family first mortgage loan originations totaled $228.1 million, or 31.0% of total production, while adjustable-rate, one-to-four family mortgage loans accounted for $137.1 million, or 18.6% of total originations for 2003. Consumer loan originations, including home equity loans and credit lines, totaled $158.8 million, or 21.6% of total originations, while construction lending totaled $142.7 million, or 19.4% of total originations. Commercial real estate, commercial and multi-family loan originations totaled $69.8 million, or 9.5% of total originations. Mortgage loans purchased totaled $29.8 million in 2003, compared with $27.6 million in 2002. Loans purchased were primarily adjustable-rate, one-to-four family mortgages underwritten internally, with rates higher than those currently offered by the Company.

Repayment of principal on loans totaled $690.1 million for 2003, compared to $644.7 million for 2002. Included in the repayment of principal on loans, mortgage loan refinancing totaled $169.4 million for 2003, compared with $110.6 million for 2002, reflecting the low interest rate environment. The Company also sold $67.2 million of primarily fixed-rate, one-to-four family mortgage loans during 2003 as part of its ongoing interest rate risk management process. At December 31, 2003, one-to-four family mortgage loans comprised 61.8% of total loans receivable, net of loans in process, while commercial real estate, multi-family and construction loans comprised 28.0%, and home equity loans accounted for 9.3% of the loan portfolio. In comparison, at December 31, 2002, one-to-four family mortgage loans comprised 68.9% of total loans receivable, net of loans in process, while commercial real estate, multi-family and construction loans comprised 21.0%, and home equity loans accounted for 9.1% of the loan portfolio. The Company intends to continue to prudently expand its non-residential mortgage lending activities while maintaining its underwriting standards and commitment to community-based lending. While management intends to continue emphasizing the origination of loans, the future levels of loan originations and repayments will be significantly influenced by external interest rates and other economic factors outside of the control of the Company.

Liabilities. Deposits decreased $48.1 million, or 3.5%, to $1.3 billion at December 31, 2003. In December 2003, the Company sold its Lawrenceville, New Jersey branch, which held $38.8 million in deposits, to another financial institution. Including the impact of the branch sale, core deposits, consisting of checking, savings and money market accounts, increased $37.4 million, or 4.8%, while certificates of deposit declined $85.5 million, or 14.2%. Checking accounts increased $22.4 million at December 31, 2003 compared with December 31, 2002, while money market accounts increased $11.0 million and savings accounts increased $4.0 million. The increase in core deposits was primarily attributable to focused sales efforts throughout the Company's retail distribution network. The decrease in certificates of deposit occurred primarily in the one-year and six-month maturity categories, and was part of a concerted effort to prudently price deposit products and reduce overall funding costs, while developing and maintaining core relationships. At December 31, 2003, core deposits accounted for 61.4% of total deposits, up from 56.6% at December 31, 2002. The Company intends to continue its emphasis on core deposit relationships, differentiating itself through exemplary service and comprehensive product offerings.

Other liabilities decreased $20.2 million, or 65.9%, to $10.4 million at December 31, 2003. The decrease was primarily attributable to the reclassification of a $17.4 million deferred compensation obligation from liabilities to stockholders' equity as a result of an amendment of the Bank's Directors' Deferred Fee Plan ("DDFP"), effective October 1, 2003, to require that all future distributions be made in First Sentinel Common Stock. As a result of the DDFP amendment, the obligation related to the market value of Company stock held in the underlying rabbi trust for the DDFP was reclassified as a deferred compensation equity instrument, with no further changes in the fair value of the common stock required to be recognized as a periodic charge or credit to compensation cost.

Stockholders' Equity. Stockholders' equity increased $16.0 million for 2003. The increase was a result of net income of $18.3 million, the reclassification of a $17.4 million deferred compensation obligation from liabilities to stockholders' equity as a result of the amendment of the DDFP, proceeds from the exercise of stock options, net amortization of benefit plans and related tax benefits totaling $9.6 million, partially offset by $12.7 million of common stock repurchases, cash dividends totaling $11.0 million, and a decrease in accumulated other comprehensive income of $5.7 million as a result of the decrease in market values of investment securities and MBS available for sale, net of related tax benefit. The Company repurchased 871,000 common shares at an average cost per share of $14.26 in 2003. Book value and tangible book value per share were $8.35 and $8.21, respectively, at December 31, 2003, compared to $7.71 and $7.54, respectively, at December 31, 2002.

Comparison of Operating Results for the Years Ended December 31, 2003 and December 31, 2002

Results of Operations. For the year ended December 31, 2003, basic and diluted earnings per share totaled $0.71 and $0.69, respectively, compared with basic and diluted earnings per share of $0.90 and $0.88, respectively, for the year ended December 31, 2002. Net income for 2003 totaled $18.3 million, compared with net income of $24.9 million for 2002. Return on average equity was 8.83% for 2003, compared with 11.11% for 2002. Return on average assets was 0.81% for 2003, compared with 1.12% for 2002.

2003 results included $4.3 million, or $0.16 per diluted share, of non-tax deductible charges in connection with the Company's pending merger with PFS, as well as an after-tax gain of $1.6 million, or $0.06 per diluted share, recognized on the sale of one of the Bank's branch offices to another financial institution.

Interest Income. Interest income decreased $17.0 million, or 13.5%, to $109.0 million for 2003, compared to $126.0 million for 2002. Interest on loans decreased $10.9 million, or 12.9%, to $73.3 million for 2003, compared to $84.2 million for 2002. This decrease was due to a $34.1 million decrease in the average balance of the loan portfolio from 2002, to $1.2 billion for the year ended December 31, 2003, and the decline in the average yield on the portfolio to 5.96% for 2003, from 6.67% for 2002. The decline in yield was attributable to cash flows from loan prepayments being replaced by new loans with lower market yields and adjustable-rate loans repricing to lower current interest rates. The majority of the Company's adjustable-rate loans adjust by a maximum of 2.00% per year. The decline in the average balance of the loan portfolio was primarily due to refinancings and prepayments of one-to-four family mortgage loans, partially offset by growth in construction and commercial real estate loans.

Interest on investment and other securities and MBS available for sale decreased $6.2 million, or 14.7%, to $35.6 million for 2003, compared to $41.8 million for 2002. This decrease was primarily attributable to a decline in the average yield on the investment securities and MBS portfolio to 3.84% for 2003 from 4.70% for 2002, partially offset by an increase in the average balance of investment securities and MBS available for sale to $928.3 million for 2003, compared with an average balance of $888.1 million for 2002. The decline in yield was attributable to the reinvestment of cash flows from the repayment and prepayment of MBS and called or matured securities at lower market interest rates throughout 2003, as well as related premium amortization and downward repricing of variable rate investments.

Interest Expense. Interest expense decreased $12.0 million, or 19.3%, to $50.4 million for 2003, compared to $62.4 million for 2002. The majority of the decrease was attributable to interest expense on deposits, which decreased $10.9 million, or 33.7%, to $21.5 million for 2003, compared to $32.5 million for 2002. The average balance of interest-bearing checking, savings and money market accounts increased $73.8 million, or 11.1%, for 2003 compared with 2002, primarily as a result of focused sales efforts throughout the Company's retail distribution network, while the average rate paid on these deposits decreased 76 basis points to 0.93% as a result of declining market interest rates. Average non-interest-bearing deposits grew $9.2 million, or 13.7%, to $76.2 million for 2003, compared with 2002. The average balance of certificates of deposit declined $59.2 million, or 9.4%, for the year ended December 31, 2003, compared with 2002, as a result of the Company's continued efforts to reduce reliance on certificates as a primary funding vehicle and continue to promote core deposit relationships, while the average rate paid on certificates decreased 80 basis points to 2.57% due to declining market interest rates. The ratio of average core deposits to total average deposits improved to 59.0% for 2003, from 53.9% for 2002.

Interest on borrowed funds for 2003 decreased $1.1 million, or 3.7%, to $28.9 million, compared to $30.0 million for 2002. The average cost of borrowed funds declined to 4.83% for 2003, from 5.10% for 2002, while average borrowings for 2003 increased to $597.0 million, from $588.0 million for 2002.

Net Interest Income. Net interest income decreased $5.0 million, or 7.9%, to $58.6 million for 2003, compared to $63.6 million for 2002. The decrease was due to the changes in interest income and interest expense described previously. Changes in earning asset yields and interest-bearing liability costs reflect the sustained historically low interest rate environment including additional rate reductions in 2003, as the Federal Reserve reduced the federal funds target rate from 1.75% at January 1, 2002 to 1.00% at December 31, 2003. Net interest spread, defined as the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, decreased 14 basis points to 2.41% in 2003, from 2.55% in 2002. This decrease was due to a decrease in the yield on interest-earning assets to 5.05% for 2003, from 5.86% in 2002, partially offset by a decrease in the cost of interest-bearing liabilities to 2.64% from 3.31% for the same respective periods. Earning asset yields declined faster than the cost of interest-bearing liabilities as a result of the Company's asset sensitive interest rate risk position, and the record level of refinancing and prepayment activity resulting from historically low market interest rates. The net interest margin, defined as net interest income divided by average total interest-earning assets, decreased 25 basis points to 2.71% in 2003, compared to 2.96% in 2002. The decline in net interest margin was primarily attributable to the decline in earning asset yields resulting from loan refinancings and prepayments of loans and MBS, with resulting cash flows being reinvested at lower market rates.

Provision for Loan Losses. As a result of stable loan portfolio size and asset quality, the Company did not record a provision for loan losses during 2003, compared to $1.3 million in provisions for 2002.

The provision for loan losses was based upon management's review and evaluation of the size and composition of the loan portfolio, actual loan loss experience, level of delinquencies, general market and economic conditions, detailed analysis of individual loans for which full collectibility may not be assured, and the existence and net realizable value of the collateral and guarantees securing the loans. Total non-performing loans totaled $1.8 million, or 0.15% of loans at both December 31, 2003 and 2002. The allowance for loan losses represented 1.04% of total loans, net of in-process loans, or 6.99 times non-performing loans at December 31, 2003, compared with 1.06% of total loans, or 7.27 times non-performing loans at December 31, 2002. In management's opinion, the allowance for loan losses, totaling $12.8 million, was adequate to cover losses inherent in the portfolio at December 31, 2003.

Non-interest Income. Non-interest income increased $3.2 million, or 48.3%, to $9.7 million for 2003, from $6.5 million for 2002. Primarily, the increase was due to a $2.4 million gain on the sale of one of the Bank's branch offices to another financial institution, a $450,000 increase in fee and service charge income compared with 2002, and a $300,000 increase in net gains on sales of loans and securities compared with 2002. The increase in fee and service charge income was a result of prepayment penalties on commercial mortgage loans, growth in the assessable customer base and the implementation of new fee and service charge levels in the second half of 2002, following a periodic review of fee structures. The increase in net gains on sales of loans and securities was primarily attributable to an increase in securities sales as a result of interest rate risk management needs given the sustained historically low interest rate environment. Securities sales are dependent on market conditions, projections of future price performance and interest rate movements and interest rate risk management and cash flow requirements.

Non-interest Expense. Non-interest expense increased $6.7 million, or 21.5%, to $37.7 million for 2003, compared to $31.1 million for 2002. This increase was primarily due to the incurrence in December 2003 of $4.3 million of merger-related expenses, consisting of investment banking and legal fees and costs under certain employee benefit agreements, in connection with the pending merger with PFS. Through the closing of the transaction, additional investment banking fees of $5.1 million as well as an undetermined amount of professional fees and payments due under employment contracts and severance agreements are expected to be incurred.

In addition, compensation and benefits expense increased $2.6 million for 2003 compared with 2002, primarily as a result of non-cash compensation expense related to the DDFP and the Bank's Employee Stock Ownership Plan ("ESOP") as a result of appreciation in the Company's stock price. For the year ended December 31, 2003, DDFP expense increased $1.5 million compared with 2002 and ESOP expense increased $356,000 over 2002. The Company amended the structure and operation of the DDFP effective October 1, 2003. As a result of the amendment, no further changes in the fair value of the common stock held in the underlying rabbi trust for the DDFP are required to be recognized as a periodic charge or credit to compensation costs.

Income Tax Expense. The increase in the Company's effective tax rate to 39.9% for 2003, from 34.0% for 2002, was primarily attributable to the recognition of $4.3 million in non-deductible merger-related charges in 2003.

Comparison of Operating Results for the Years Ended December 31, 2002 and December 31, 2001

Results of Operations. For the year ended December 31, 2002, basic and diluted earnings per share totaled $0.90 and $0.88, respectively, representing increases of 7.9% and 7.4%, respectively, over basic and diluted earnings per share of $0.84 and $0.82, respectively, for the year ended December 31, 2001. Net income for 2002 totaled $24.9 million, an increase of $419,000, or 1.7%, compared with net income of $24.5 million for 2001. Return on average equity improved to 11.11% for 2002, from 10.92% for 2001. Return on average assets was 1.12% for 2002, compared with 1.21% for 2001.

Fiscal 2002 results were adversely affected by two events precipitated by alleged acts of fraud and/or misrepresentation. The Company recorded an impairment charge totaling $1.2 million, or $0.04 per diluted share, net of tax, related to the liquidation of WorldCom, Inc. corporate bonds. In addition, the Company substantially increased its provision for loan losses during the year due to a $1.4 million charge-off on a participation loan to an insurance premium financier. At December 31, 2002, both of these items were fully resolved with no remaining related balances recorded in the Company's consolidated financial statements.

Interest Income. Interest income decreased $7.6 million, or 5.7%, to $126.0 million for 2002, compared to $133.6 million for 2001. Interest on loans decreased $5.5 million, or 6.1%, to $84.2 million for 2002, compared to $89.7 million for 2001. The average balance of the loan portfolio for 2002 increased $43.5 million to $1.3 billion, from $1.2 billion for 2001, while the average yield on the portfolio decreased to 6.67% for 2002, from 7.35% for 2001. The decline in yield was attributable to cash flows from loan prepayments being replaced by new loans with lower market yields and adjustable-rate loans repricing to lower current interest rates.

Interest on investment and other securities and MBS available for sale decreased $2.1 million, or 4.8%, to $41.8 million for 2002, compared to $43.9 million for 2001. The average balance of investment securities and MBS available for sale totaled $888.1 million, with an average yield of 4.70% for 2002, compared with an average balance of $735.6 million, with an average yield of 5.97% for 2001. The decline in yield was attributable to the reinvestment of cash flows from the repayment and prepayment of MBS and called or matured securities at lower market interest rates throughout 2002, as well as the downward repricing of variable rate investments.

Interest Expense. Interest expense decreased $12.3 million, or 16.4%, to $62.4 million for 2002, compared to $74.7 million for 2001. Interest expense on deposits decreased $14.8 million, or 31.3%, to $32.5 million for 2002, compared to $47.2 million for 2001. The decreased interest expense on deposits was primarily attributable to a reduction in interest paid on certificates of deposit of $12.6 million. The average cost of certificates of deposit for 2002 was 3.37%, compared to 5.11% for 2001. The average balance of certificates of deposit was $628.5 million for 2002, compared with $660.1 million for 2001. The average balance of core deposits was $735.2 million for 2002, compared to $603.5 million for 2001. The average interest cost on interest-bearing core deposits for 2002 was 1.69%, compared to 2.44% for 2001. In addition, non-interest-bearing accounts averaged $67.1 million for 2002, up from $53.4 million for 2001. Average core deposits to total average deposits improved to 53.9% for 2002, from 47.8% for 2001.

Interest on borrowed funds for 2002 increased $2.5 million, or 9.1%, to $30.0 million, compared to $27.5 million for 2001. The average interest cost of borrowed funds declined to 5.10% for 2002, from 5.54% for 2001, while average borrowings for 2002 totaled $588.0 million, compared with $495.7 million for 2001.

Net Interest Income. Net interest income increased $4.7 million, or 8.0%, to $63.6 million for 2002, compared to $58.9 million for 2001. The increase was due to the changes in interest income and interest expense described previously. Changes in earning asset yields and interest-bearing liability costs reflect downward interest rate movements throughout 2001 and 2002, as the Federal Reserve moved to reduce the federal funds rate twelve times, from 6.5% at January 1, 2001 to 1.25% at December 31, 2002. Net interest spread increased ten basis points to 2.55% in 2002, from 2.45% in 2001. This increase was due to a decrease in the cost of interest-bearing liabilities to 3.31% for 2002, from 4.38% in 2001, partially offset by a decrease in the yield on interest-earning assets to 5.86%, from 6.83% for the same respective periods. The net interest margin decreased five basis points to 2.96% in 2002, compared to 3.01% in 2001. The decline in net interest margin is attributable to the rapid decline in earning asset yields resulting from loan refinancings and prepayments of loans and MBS, with resulting cash flows being reinvested at lower market rates. The purchase of $25.0 million of Bank Owned Life Insurance ("BOLI") in June 2001, contributed to earnings and return on equity growth but reduced interest-earning assets and related net interest income, thereby adversely impacting net interest margin. BOLI is classified in Other assets on the statement of financial condition and related income is classified as non-interest income. Common stock repurchases totaling $36.0 million during 2002 further reduced earning assets and impacted net interest margin.

Provision for Loan Losses. The provision for loan losses increased $660,000 to $1.3 million for 2002, compared to $650,000 for 2001. The increased provision was largely attributable to a $1.4 million charge against the allowance for loan losses recorded in June 2002, relating to a participation loan to an insurance premium financier. This charge-off was precipitated by alleged acts of fraud and/or misrepresentation. The Company has received payment in full settlement of the remaining loan balance and has no further exposure to this item. At December 31, 2002, the Company held no other insurance premium financing loans, nor did it have any other loans similar to this loan wherein the primary collateral is a surety bond.

Total non-performing loans totaled $1.8 million, or 0.15% of loans at December 31, 2002 and 2001. The allowance for loan losses represented 1.06% of total loans, net of in-process loans, or 7.27 times non-performing loans at December 31, 2002, compared with 1.03% of total loans, or 6.99 times non-performing loans at December 31, 2001.

Non-interest Income. Non-interest income increased $2.1 million, or 46.9%, to $6.5 million for 2002, from $4.5 million for 2001. The Company recorded fee and service charge income of $3.9 million in 2002, compared with $2.4 million in 2001. The increase was a result of prepayment penalties on commercial mortgage loans, growth in the assessable customer base and the implementation of new fee and service charge levels in the second half of 2002, following a periodic review of fee structures. Income attributable to the increase in cash surrender value of BOLI, purchased in June 2001, amounted to $1.5 million for 2002, compared with $791,000 for 2001.

Non-interest Expense. Non-interest expense increased $3.9 million, or 14.2%, to $31.1 million for 2002, compared to $27.2 million for 2001. The increase was attributable to distributions on preferred capital securities issued in November 2001, which totaled $2.0 million for 2002, compared with $194,000 for 2001. In addition, compensation and benefits expense grew $1.9 million as a result of increased healthcare and other benefit costs, including costs associated with the retirement of the Company's former CEO in December 2002, and non-cash compensation expense related to the Bank's ESOP and DDFP as a result of appreciation in the Company's stock price.

Income Tax Expense. On July 2, 2002, the State of New Jersey passed the Business Tax Reform Act, which was retroactive to January 1, 2002. Among other things, this legislation repealed the 3% Savings Institution Tax and imposed a 9% Corporation Business Tax on savings institutions, as well as enacting new Alternative Minimum Assessment rules on a corporation's gross receipts or gross profits. Largely as a result of this legislation, the Company's effective tax rate increased to 34.0% for 2002, from 31.0% for 2001.

Liquidity and Capital Resources

The Company's liquidity is a measure of its ability to generate sufficient cash flows to meet all of its current and future financial obligations and commitments. The Company's primary sources of funds are deposits; proceeds from principal and interest payments on loans and MBS; sales of loans, MBS and investment securities available for sale; maturities or calls of investment securities; and advances from the Federal Home Loan Bank of New York ("FHLB-NY") and other borrowed funds. While maturities and scheduled amortization of loans and MBS are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by interest rates, economic conditions, and competition.

The primary investing activity of the Company is the origination of loans. During 2003, 2002 and 2001, the Company originated loans in the amounts of $736.4 million, $623.5 million and $486.6 million, respectively. The Company also purchases loans, MBS and investment securities. Purchases of mortgage loans totaled $29.8 million, $27.6 million and $19.1 million in 2003, 2002 and 2001, respectively. Purchases of MBS totaled $586.8 million, $585.1 million and $549.1 million in 2003, 2002 and 2001, respectively. Purchases of investment securities totaled $81.5 million, $75.8 million and $59.3 million for 2003, 2002 and 2001, respectively.

The investing activities were funded primarily by principal repayments on loans and MBS of $1.1 billion, $920.2 million and $545.7 million for 2003, 2002 and 2001, respectively. Additionally, proceeds from sales, calls and maturities of mortgage-backed and investment securities totaling $319.3 million, $238.5 million and $407.8 million for 2003, 2002 and 2001, respectively, provided additional liquidity. Liquidity was also provided by proceeds from sales of loans totaling $67.1 million, $46.6 million and $46.6 million for 2003, 2002 and 2001, respectively.

The Company has several other sources of liquidity, including FHLB-NY advances. At December 31, 2003, such advances totaled $125.5 million, of which none are due in 2004. If necessary, the Company has additional borrowing capacity with the FHLB-NY, including an available overnight line of credit of up to $50.0 million. The Company also had other borrowings that provided additional liquidity, totaling $466.0 million at December 31, 2003, $71.0 million of which are contractually due in 2004. Other sources of liquidity include unpledged investment and mortgage-backed securities available for sale, with a market value totaling $376.3 million at December 31, 2003.

The Company's primary uses of funds include the payment of common stock dividends, payment of principal and interest on its debt obligations and repurchases of common stock. First Sentinel's ability to pay dividends, service its debt obligations and repurchase common stock is dependent, in large part, upon receipt of dividends from the Bank. The Bank is subject to certain restrictions which may limit its ability to pay dividends to First Sentinel.

The Company anticipates that it will have sufficient funds available to meet its current commitments. At December 31, 2003, the Company had commitments to originate and purchase mortgage loans of $143.8 million. The Company is obligated to pay $1.9 million under its lease agreements for branch and administrative facilities, of which $464,000 is due in 2004. Certificates of deposit scheduled to mature in one year or less totaled $376.1 million at December 31, 2003. Based upon historical experience, management estimates that a significant portion of such deposits will remain with the Company.

Off Balance Sheet Arrangements and Contractual Obligations

The Company is a party to financial instruments with off-balance sheet risk in the normal course of its business to meet the financing needs of its customers. These instruments involve, to varying degrees, elements of credit, interest rate and liquidity risk, and are not recorded in the Company's consolidated financial statements. The Company's off-balance sheet arrangements consist primarily of lending commitments, operating lease commitments and letters of credit.

Lending commitments include commitments to originate and purchase loans and commitments to fund unused lines of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company's exposure to credit risk is represented by the contractual amount of the instruments.

Operating lease commitments are obligations under various non-cancelable operating leases on buildings and land used for office space and banking purposes. The leases generally have rent escalation provisions based upon certain defined indexes.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The guarantees generally extend for a term of up to one year and are fully collateralized. For each guarantee issued, if the customer fails to perform or defaults on a payment to the third party, the Company would have to perform under the guarantee. Commitments under standby letters of credit, both financial and performance, do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.

Borrowed funds include fixed-term borrowings from the FHLB-NY and reverse repurchase agreements. The borrowings have defined terms and under certain circumstances are callable at the option of the lender.

Subordinated debentures represent debentures issued by the Company to First Sentinel Capital Trust I and II, which were formed in connection with the issuance of preferred capital securities.

The following table shows the contractual obligations of the Company by expected payment period as of December 31, 2003. Further discussion of these commitments is included in Notes 9, 10 and 14 to the Consolidated Financial Statements.

Contractual Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Lending commitments	$315,237	$315,237	$ —	$ —	$ —
Operating lease commitments	1,929	464	687	378	400
Standby letters of credit	1,316	429	137	750	—
Borrowed funds	591,500	71,000	251,000	109,500	160,000
Subordinated debentures	25,774	—	—	—	25,774

Impact of Inflation and Changing Prices

The consolidated financial statements and notes presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Market Risk

Market risk is the risk of loss from adverse changes in market rates and prices. The Company's market risk arises primarily from interest rate risk inherent in its lending, investment and deposit activities. The Company's profitability is affected by fluctuations in interest rates. A sudden and substantial change in interest rates may adversely impact the Company's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent or on the same basis. To that end, management actively monitors and manages its interest rate risk exposure.

The principal objective of the Company's interest rate risk management is to evaluate the interest rate risk inherent in certain balance sheet accounts, determine the level of risk appropriate given the Company's business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with the Board of Directors' approved guidelines. Through such management, the Company seeks to minimize the vulnerability of its operations to changes in interest rates. The Company's Board of Directors reviews the Company's interest rate risk position quarterly. The Company's Asset/Liability Committee is comprised of the Company's senior management under the direction of the Board of Directors, with senior management responsible for reviewing with the Board of Directors its activities and strategies, the effect of those strategies on the Company's net interest income, the market value of the Company's earning assets and costing liabilities, the effect that changes in interest rates will have on the Company's financial condition and results of operations and its exposure limits.

The Company utilizes the following strategies to manage interest rate risk: (1) emphasizing the origination and retention of fixed-rate mortgage loans having terms to maturity of not more than 22 years, adjustable-rate loans and consumer loans consisting primarily of home equity loans and lines of credit; (2) selling substantially all fixed-rate conforming mortgage loans with terms of thirty years without recourse and on a servicing-retained basis; (3) investing primarily in adjustable-rate and short average-life MBS, which may generally bear lower yields as compared to longer-term investments, but which better position the Company for increases in market interest rates, and holding these securities as available for sale; and (4) investing in U.S. government and agency securities that have call features which, historically, have significantly decreased the duration of such securities. The Company currently does not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments, but may do so in the future to mitigate interest rate risk.

The Company's interest rate sensitivity is monitored by management through the use of an interest rate risk ("IRR") model which measures IRR by projecting the change in net interest income ("NII") and the economic value of equity ("EVE") over a range of interest rate scenarios. The EVE is defined as the current market value of assets, minus the current market value of liabilities, plus or minus the current value of off-balance sheet items.

The greater the potential change, positive or negative, in NII or EVE, the more interest rate risk is assumed to exist within the institution. The following table lists the Company's percentage change in NII and EVE assuming an immediate increase of up to 200 basis points from the level of interest rates at December 31, 2003 and 2002, as calculated by the Company. The Company does not anticipate a significant decline in interest rates from December 31, 2003 levels.

Change in Interest Rates in Basis Points (Rate Shock)	Percentage Change in NII		Percentage Change in EVE	
	2003	2002	**2003**	2002
+200	**16**	4	**-4**	4
+100	**10**	3	**-1**	1
Static	**—**	—	**—**	—

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NII and EVE requires the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the model presented assumes that the composition of the Company's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured, assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities and also does not consider the Company's strategic plans. Accordingly, although the EVE and NII models provide an indication of the Company's IRR exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Company's net interest income and will differ from actual results.

The results of the IRR analysis described above depict the Company's asset sensitive position at December 31, 2003. This asset sensitivity is expected to decline somewhat in the coming months, as management anticipates that near-term cash flows from loan and MBS refinancing and prepayments will diminish. The Company has managed its IRR position with a rising rate bias at December 31, 2003, as management believes the interest rate and economic cycle have bottomed. Accordingly, IRR model results at December 31, 2003 under rising rate scenarios are favorable. All results presented are within Board-approved risk management limits.

Consolidated Statements of Financial Condition

December 31,	2003	2002
(Dollars in thousands, except share amounts)		
Assets		
Cash and due from banks	**$ 16,007**	$ 21,695
Federal funds sold	**59,800**	44,250
Total cash and cash equivalents	**75,807**	65,945
Federal Home Loan Bank of New York (FHLB-NY) stock, at cost	**21,075**	20,835
Investment securities available for sale, at fair value	**106,459**	114,219
Mortgage-backed securities available for sale, at fair value	**722,794**	790,562
Loans receivable, net	**1,210,721**	1,201,210
Interest and dividends receivable	**9,282**	11,055
Premises and equipment, net	**15,160**	15,882
Core deposit intangibles	**3,730**	4,568
Other assets	**39,642**	37,203
Total assets	**$2,204,670**	$2,261,479
Liabilities and Stockholders' Equity		
Liabilities		
Deposits	**$1,339,858**	$1,387,986
Borrowed funds	**591,500**	596,663
Subordinated debentures	**25,774**	—
Advances by borrowers for taxes and insurance	**9,519**	9,615
Other liabilities	**10,445**	30,643
Total liabilities	**1,977,096**	2,024,907
Commitments and contingencies (Note 14)		
Company-obligated mandatorily redeemable preferred capital securities of a subsidiary trust holding solely junior subordinated debentures of the Company	—	25,000
Stockholders' Equity		
Preferred stock; authorized 10,000,000 shares; issued and outstanding—none	—	—
Common stock, $.01 par value, 85,000,000 shares authorized; 43,106,742 and 27,251,064 shares issued and outstanding in 2003 and 43,106,742 and 27,444,098 shares issued and outstanding in 2002	**430**	430
Paid-in capital	**208,523**	205,915
Retained earnings	**166,902**	161,453
Accumulated other comprehensive income	**4,059**	9,776
Common stock acquired by the Employee Stock Ownership Plan (ESOP)	**(8,486)**	(9,404)
Common stock acquired by the Recognition and Retention Plan (RRP)	**(280)**	(1,032)
Treasury stock (14,748,818 and 14,586,591 common shares in 2003 and 2002, respectively)	**(150,571)**	(145,480)
Common stock acquired by the Directors' Deferred Fee Plan (DDFP) (978,985 and 977,930 common shares in 2003 and 2002, respectively)	**(2,768)**	(2,412)
DDFP Transition Differential	**(7,674)**	(7,674)
Deferred compensation—DDFP	**17,439**	—
Total stockholders' equity	**227,574**	211,572
Total liabilities and stockholders' equity	**$2,204,670**	$2,261,479

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Income

Year Ended December 31,	2003	2002	2001
(Dollars in thousands, except per share data)			
Interest income:			
Loans	**$ 73,333**	$ 84,219	$ 89,678
Investment and other and mortgage-backed securities available for sale	**35,626**	41,783	43,907
Total interest income	**108,959**	126,002	133,585
Interest expense:			
Deposits:			
NOW and money market	**4,621**	7,725	9,654
Savings	**2,267**	3,543	3,790
Certificates of deposit	**14,645**	21,189	33,764
Total interest expense—deposits	**21,533**	32,457	47,208
Borrowed funds	**28,860**	29,964	27,476
Total interest expense	**50,393**	62,421	74,684
Net interest income	**58,566**	63,581	58,901
Provision for loan losses	**—**	1,310	650
Net interest income after provision for loan losses	**58,566**	62,271	58,251
Non-interest income:			
Fees and service charges	**4,342**	3,892	2,416
Net gain on sales of loans and securities	**825**	525	587
Income on Bank Owned Life Insurance (BOLI)	**1,563**	1,499	791
Gain on sale of branch and deposits	**2,442**	—	—
Other, net	**531**	627	661
Total non-interest income	**9,703**	6,543	4,455
Non-interest expense:			
Compensation and benefits	**21,152**	18,542	16,648
Occupancy	**2,449**	2,259	2,255
Equipment	**1,574**	1,695	1,698
Advertising	**802**	983	1,062
Federal deposit insurance premium	**225**	234	235
Amortization of core deposit intangibles	**838**	843	848
Distributions on preferred capital securities	**1,875**	1,978	194
General and administrative	**4,507**	4,524	4,265
Merger-related expense	**4,314**	—	—
Total non-interest expense	**37,736**	31,058	27,205
Income before income tax expense	**30,533**	37,756	35,501
Income tax expense	**12,197**	12,852	11,016
Net income	**$ 18,336**	$ 24,904	$ 24,485
Basic earnings per share	**$0.71**	$0.90	$0.84
Diluted earnings per share	**$0.69**	$0.88	$0.82
Weighted average shares outstanding—Basic	**25,706,054**	27,630,380	29,313,479
Weighted average shares outstanding—Diluted	**26,698,962**	28,401,420	29,998,256

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Stockholders' Equity

	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Common Stock Acquired by ESOP	Common Stock Acquired by RRP	Treasury Stock	Common Stock Acquired By DDFP	DDFP Transition Differential	Deferred Compensation DDFP	Total Stockholders' Equity
(Dollars in thousands)											
Balance at December 31, 2000	$430	$203,950	$131,773	$(8,534)	$(11,238)	$(2,788)	$ (89,508)	$(1,781)	$(7,674)	$ —	$214,630
Comprehensive income:											
Net income for the year ended December 31, 2001	—	—	24,485	—	—	—	—	—	—	—	24,485
Other comprehensive income:											
Unrealized holding gains arising during the period (net of tax of $6,014)	—	—	—	11,115	—	—	—	—	—	—	11,115
Reclassification adjustment for gains in net income (net of tax of $(218))	—	—	—	(403)	—	—	—	—	—	—	(403)
Total comprehensive income											35,197
Cash dividends declared ($0.30 per share)	—	—	(8,861)	—	—	—	—	—	—	—	(8,861)
Exercise of stock options	—	—	(238)	—	—	—	1,164	—	—	—	926
Tax benefit on stock options and awards	—	394	—	—	—	—	—	—	—	—	394
Purchase and retirement of common stock	—	(110)	—	—	—	—	—	—	—	—	(110)
Purchases of treasury stock	—	—	—	—	—	—	(22,227)	—	—	—	(22,227)
Increase in cost of DDFP, net	—	—	—	—	—	—	—	(351)	—	—	(351)
Amortization of RRP	—	—	—	—	—	878	—	—	—	—	878
ESOP expense	—	310	—	—	917	—	—	—	—	—	1,227
Balance at December 31, 2001	430	204,544	147,159	2,178	(10,321)	(1,910)	(110,571)	(2,132)	(7,674)	—	221,703
Comprehensive income:											
Net income for the year ended December 31, 2002	—	—	24,904	—	—	—	—	—	—	—	24,904
Other comprehensive income:											
Unrealized holding gains arising during the period (net of tax of $4,292)	—	—	—	7,921	—	—	—	—	—	—	7,921
Reclassification adjustment for gains in net income (net of tax of $(174))	—	—	—	(323)	—	—	—	—	—	—	(323)
Total comprehensive income											32,502
Cash dividends declared ($0.36 per share)	—	—	(10,068)	—	—	—	—	—	—	—	(10,068)
Exercise of stock options	—	—	(542)	—	—	—	846	—	—	—	304
Tax benefit on stock options and awards	—	1,181	—	—	—	—	—	—	—	—	1,181
Purchase and retirement of common stock	—	(273)	—	—	—	—	—	—	—	—	(273)
Purchases of treasury stock	—	—	—	—	—	—	(35,755)	—	—	—	(35,755)
Increase in cost of DDFP, net	—	—	—	—	—	—	—	(280)	—	—	(280)
Amortization of RRP	—	—	—	—	—	878	—	—	—	—	878
ESOP expense	—	463	—	—	917	—	—	—	—	—	1,380
Balance at December 31, 2002	430	205,915	161,453	9,776	(9,404)	(1,032)	(145,480)	(2,412)	(7,674)	—	211,572
Comprehensive income:											
Net income for the year ended December 31, 2003	—	—	**18,336**	—	—	—	—	—	—	—	**18,336**
Other comprehensive income:											
Unrealized holding losses arising during the period (net of tax of $(2,752))	—	—	—	**(5,166)**	—	—	—	—	—	—	**(5,166)**
Reclassification adjustment for gains in net income (net of tax of $(297))	—	—	—	**(551)**	—	—	—	—	—	—	**(551)**
Total comprehensive income											**12,619**
Cash dividends declared ($0.42 per share)	—	—	**(10,961)**	—	—	—	—	—	—	—	**(10,961)**
Exercise of stock options	—	**(53)**	**(1,926)**	—	—	—	**7,222**	—	—	—	**5,243**
Tax benefit on stock options and awards	—	**1,916**	—	—	—	—	—	—	—	—	**1,916**
Purchase and retirement of common stock	—	**(237)**	—	—	—	—	—	—	—	—	**(237)**
Purchases of treasury stock	—	—	—	—	—	—	**(12,429)**	—	—	—	**(12,429)**
Increase in cost of DDFP, net	—	—	—	—	—	—	—	**(356)**	—	**17**	**(339)**
Amendment of DDFP	—	—	—	—	—	—	—	—	—	**17,422**	**17,422**
RRP shares granted	—	**96**	—	—	—	**(212)**	**116**	—	—	—	—
Amortization of RRP	—	**68**	—	—	—	**964**	—	—	—	—	**1,032**
ESOP expense	—	**818**	—	—	**918**	—	—	—	—	—	**1,736**
Balance at December 31, 2003	**$430**	**$208,523**	**$166,902**	**$ 4,059**	**$ (8,486)**	**$ (280)**	**$(150,571)**	**$(2,768)**	**$(7,674)**	**$17,439**	**$227,574**

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Year Ended December 31,	2003	2002	2001
(Dollars in thousands)			
Cash flows from operating activities:			
Net income	$ 18,336	$ 24,904	$ 24,485
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of premises and equipment	1,415	1,416	1,353
Amortization of core deposit intangibles	838	843	848
ESOP expense	1,736	1,380	1,227
Amortization of RRP	1,032	878	878
DDFP expense	3,298	1,799	1,271
Income on BOLI	(1,563)	(1,499)	(791)
Provision for loan losses	—	1,310	650
Provision for losses on real estate owned	—	—	3
Net gain on sales of loans and securities	(825)	(525)	(587)
Loans originated for sale	(67,131)	(41,655)	(51,968)
Proceeds from sales of mortgage loans available for sale	67,138	46,587	46,625
Net (gain) loss on sales of real estate owned	(79)	10	(188)
Net gain on sale of branch and deposits	(2,442)	—	—
Net loss on sales of premises and equipment	—	—	102
Net amortization of premiums and accretion of discounts and deferred fees	6,813	5,022	3,194
Decrease in interest and dividends receivable	1,773	984	1,442
Tax benefit on stock options and awards	1,916	1,181	394
(Decrease) increase in other liabilities	(1,110)	(526)	878
(Increase) decrease in other assets	(2,090)	5,732	(5,886)
Net cash provided by operating activities	29,055	47,841	23,930
Cash flows from investing activities:			
Proceeds from sales, calls and maturities of investment securities available for sale	89,481	71,440	193,199
Proceeds from sales of mortgage-backed securities available for sale	229,858	167,067	214,637
Proceeds from sales of real estate owned	235	157	785
Purchases of investment securities available for sale	(81,496)	(75,807)	(59,254)
Purchases of mortgage-backed securities available for sale	(586,769)	(585,059)	(549,076)
Principal payments on mortgage-backed securities	409,103	275,482	146,924
Origination of loans	(669,297)	(581,893)	(434,666)
Purchases of mortgage loans	(29,816)	(27,633)	(19,099)
Principal repayments on loans	690,109	644,674	398,735
Purchase of FHLB-NY stock	(240)	(294)	(898)
Purchase of BOLI	—	—	(25,000)
Purchases of premises and equipment	(1,032)	(1,284)	(1,563)
Proceeds from sales of premises and equipment	738	—	186
Net cash provided by (used in) investing activities	50,874	(113,150)	(135,090)
Cash flows from financing activities:			
Stock options exercised	5,243	304	926
Cash dividends paid	(10,961)	(10,068)	(8,861)
Net proceeds from issuance of preferred capital securities	—	—	24,171
Sale of deposits	(36,812)	—	—
Net (decrease) increase in deposits	(9,273)	72,722	95,928
Net decrease in short-term borrowed funds	—	—	(25,000)
Proceeds from borrowed funds	55,000	117,000	325,000
Repayment of borrowed funds	(60,163)	(66,151)	(260,141)
Net (decrease) increase in advances by borrowers for taxes and insurance	(96)	(120)	581
Increase in cost of DDFP, net	(339)	(280)	(351)
Purchases of treasury stock	(12,429)	(35,755)	(22,227)
Purchase and retirement of common stock	(237)	(273)	(110)
Net cash (used in) provided by financing activities	(70,067)	77,379	129,916
Net increase in cash and cash equivalents	9,862	12,070	18,756
Cash and cash equivalents at beginning of year	65,945	53,875	35,119
Cash and cash equivalents at end of year	$ 75,807	$ 65,945	$ 53,875
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 51,203	$ 62,147	$ 75,543
Income taxes	5,300	9,863	16,377
Non-cash investing and financing activities for the year:			
Increase in subordinated debentures	25,774	—	—
Increase in investment in unconsolidated subsidiary trusts	774	—	—
Decrease in preferred capital securities	(25,000)	—	—
Transfer of loans to real estate owned	84	197	385

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a description of the significant accounting policies used in preparation of the accompanying consolidated financial statements of First Sentinel Bancorp, Inc. and Subsidiaries (the "Company").

(A) Principles of Consolidation

The consolidated financial statements are comprised of the accounts of the Company and its wholly-owned subsidiaries, First Sentinel Capital Trust I, First Sentinel Capital Trust II, and First Savings Bank (the "Bank"); the Bank's wholly-owned subsidiaries, Sentinel Investment Corp. and FSB Financial LLC; and Sentinel Investment Corp.'s majority-owned subsidiary, 1000 Woodbridge Center Drive, Inc. First Sentinel Capital Trust I and First Sentinel Capital Trust II were deconsolidated at December 31, 2003. All significant intercompany accounts and transactions have been eliminated in consolidation.

(B) Basis of Financial Statement Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses, management generally obtains independent appraisals for significant properties.

(C) Comprehensive Income

Comprehensive income is divided into net income and other comprehensive income. Other comprehensive income includes items recorded directly to equity, such as unrealized gains and losses on securities available for sale.

Comprehensive income is presented in the consolidated statements of stockholders' equity.

(D) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from depository institutions and federal funds sold. Generally, federal funds sold are sold for a one-day period.

(E) Investment and Mortgage-Backed Securities

Management determines the appropriate classification of investment and mortgage-backed securities as either available for sale, held to maturity, or trading at the purchase date. Securities available for sale include debt, mortgage-backed and marketable equity securities that are held for an indefinite period of time and may be sold in response to changing market and interest rate conditions. These securities are reported at fair value with unrealized gains and losses, net of tax, included as a separate component of stockholders' equity. Upon realization, such gains and losses are included in earnings using the specific identification method.

Trading account securities are adjusted to market value through earnings. Gains and losses from adjusting trading account securities to market value and from the sale of these securities are included in Non-interest Income.

Investment securities and mortgage-backed securities, other than those designated as available for sale or trading, are carried at amortized historical cost and consist of those securities for which there is a positive intent and ability to hold to maturity. All securities are adjusted for amortization of premiums and accretion of discounts using the level-yield method over the estimated lives of the securities.

(F) Federal Home Loan Bank of New York Stock

The Bank, as a member of the FHLB-NY, is required to hold shares of capital stock in the FHLB-NY in an amount equal to the greater of 1% of the Bank's outstanding balance of residential mortgage loans or 5% of its outstanding advances from the FHLB-NY.

(G) Loans Receivable, Net

Loans receivable, other than loans held for sale, are stated at the unpaid principal balance, net of premiums, unearned discounts, net deferred loan origination and commitment fees, and the allowance for loan losses.

Loans are classified as non-accrual when they are past due 90 days or more as to principal or interest, or where reasonable doubt exists as to timely collectibility. If, however, a loan meets the above criteria, but a current appraisal of the property indicates that the total outstanding balance is less than 55% of the appraised value and the loan is in the process of collection, the loan is not classified as non-accrual. At the time a loan is placed on non-accrual status, previously accrued and uncollected interest is reversed against interest income. Interest received on non-accrual loans is generally credited to interest income for the current period. If principal and interest payments are brought contractually current and future collectibility is reasonably assured, loans are returned to accrual status. Discounts are accreted and premiums amortized to income using the level-yield method over the estimated lives of the loans. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized in interest income using the level-yield method over the contractual life of the individual loans, adjusted for actual prepayments.

The Company has defined the population of impaired loans to be all non-accrual commercial real estate, multi-family and construction loans. Impaired loans are individually assessed to determine that the loan's carrying value is not in excess of the fair value of the collateral or the present value of the loan's expected future cash flows. Smaller balance homogeneous loans that are collectively evaluated for impairment, such as residential mortgage loans and consumer loans, are specifically excluded from the impaired loan portfolio. Income recognition policies for impaired loans are the same as non-accrual loans.

Loans held for sale are carried at the lower of cost or market using the aggregate method. Valuation adjustments, if applicable, are reflected in current operations. Gains and losses on sales are recorded using the specific identification method. Management determines the appropriate classification of loans as either held for portfolio or held for sale at origination, in conjunction with the Company's overall asset/liability management strategy.

The majority of the Company's loans are secured by real estate in the State of New Jersey. Accordingly, the collectibility of a substantial portion of the carrying value of the Company's loan portfolio and real estate owned is susceptible to changes in market conditions in New Jersey.

(H) Allowance for Loan Losses

The allowance for loan losses is based on management's evaluation of the adequacy of the allowance, including an assessment of known and inherent risks in the portfolio, review of individual loans for adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and consideration of current economic conditions.

Additions to the allowance arise from charges to operations through the provision for loan losses or from the recovery of amounts previously charged off. The allowance is reduced by loan charge-offs.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions in the Company's market area; size and composition of the loan portfolio; review of individual loans for adverse situations; actual delinquency and loan loss experience; changes in the estimated net realizable value of underlying collateral and guarantees; and economic, operating, regulatory and other conditions beyond the Company's control. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

(I) Real Estate Owned, Net

Real estate owned is recorded at the fair value at the date of acquisition, with a charge to the allowance for loan losses for any excess of cost over fair value. Subsequently, real estate owned is carried at the lower of cost or fair value, as determined by current appraisals, less estimated selling costs. Certain costs incurred in preparing properties for sale are capitalized, while expenses of holding foreclosed properties are charged to operations as incurred.

(J) Core Deposit Intangibles

Core deposit intangible premiums arising from the acquisition of deposits are amortized to expense over the expected life of the acquired deposit base using the straight-line method. Management periodically reviews the potential impairment of the core deposit intangible asset on a non-discounted cash flow basis to assess recoverability. If the estimated future cash flows are projected to be less than the carrying amount, an impairment write-down, representing the carrying amount of the intangible asset which exceeds the present value of the estimated expected future cash flows, would be recorded as a period expense. Amortization of core deposit intangibles for the years ended December 31, 2003, 2002 and 2001, was $838,000, $843,000 and $848,000, respectively. Annual amortization for each of the subsequent 4.5 years is projected to approximate $838,000 per year.

(K) BOLI

BOLI is accounted for using the cash surrender value method and is recorded at its realizable value. The change in net asset value is included in non-interest income.

(L) Premises and Equipment

Premises and equipment, including leasehold improvements, are stated at cost, less accumulated amortization and depreciation. Depreciation and amortization are computed using the straight-line method over the estimated useful lives, ranging from three years to forty years depending on the asset or lease. Repair and maintenance items are expensed and improvements are capitalized. Upon retirement or sale, any gain or loss is recorded to operations.

(M) Income Taxes

The Company accounts for income taxes according to the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established against certain deferred tax assets when the collectibility of the deferred tax assets cannot be reasonably assured. Increases or decreases in the valuation allowances are charged or credited to income tax expense (benefit).

(N) Employee Benefit Plans

Pension plan costs, based on actuarial computation of current and future benefits for employees, are charged to expense and are funded based on the maximum amount that can be deducted for Federal income tax purposes.

The Company accrues the expected cost of providing health care and other benefits to employees subsequent to their retirement during the estimated service periods of the employees.

The Company applies the "intrinsic value based method" as described in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation. No employee compensation cost for stock options is reflected in net income, as all options granted under the Company's stock option plans had exercise prices greater than or equal to the market value of the underlying common stock on the date of grant. Stock awarded to employees under the Company's Recognition and Retention Plan is expensed by the Company over the awards' vesting period based upon the fair market value of the stock on the date of the grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions for stock-based compensation pursuant to Statement of Financial Accounting Standards

("SFAS") No. 123, "Accounting for Stock-based Compensation," amended by SFAS No. 148, "Accounting for Stock-based Compensation—Transition and Disclosures" (in thousands, except per share data):

	2003	2002	2001
Net income, as reported	**$18,336**	$24,904	$24,485
Add:			
Stock-based employee compensation expense included in reported net income, net of related tax effects (RRP awards)	**671**	571	571
Deduct:			
Total stock-based employee compensation expense determined under fair value based method for all options and RRP awards, net of related tax effects	**696**	1,328	1,313
Pro forma net income	**$18,311**	$24,147	$23,743
Earnings per share:			
Basic—as reported	**$0.71**	$0.90	$0.84
Basic—pro forma	**0.71**	0.87	0.81
Diluted—as reported	**$0.69**	$0.88	$0.82
Diluted—pro forma	**0.69**	0.85	0.79

Stock earned under the Bank's ESOP is expensed at the then current fair market value when shares are committed to be released.

(O) Earnings Per Share

Basic earnings per share is calculated by dividing net income by the daily average number of common shares outstanding during the period. Diluted earnings per share is computed similarly to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potential dilutive common shares were issued utilizing the treasury stock method. All share amounts exclude unallocated shares held by the ESOP.

(Dollars in thousands, except per share data):

	2003	2002	2001
Net income	**$18,336**	$24,904	$24,485
Basic weighted average common shares outstanding	**25,706,054**	27,630,380	29,313,479
Plus:			
Dilutive DDFP shares	**244,746**	—	—
Dilutive stock options	**720,417**	705,621	611,853
Dilutive RRP awards	**27,745**	65,419	72,924
Diluted weighted average common shares outstanding	**26,698,962**	28,401,420	29,998,256
Net income per common share:			
Basic	**$0.71**	$0.90	$0.84
Diluted	**0.69**	0.88	0.82

(2) PENDING MERGER

On December 22, 2003, the Company entered into a definitive agreement to merge into Provident Financial Services, Inc. ("PFS") in a cash and stock transaction valued at approximately $642.0 million. Under the terms of the agreement, 60% of the Company's common stock will be converted into PFS stock and the remaining 40% will be converted into cash. The Company's stockholders will have the option to receive for each share of the Company's common stock held either 1.092 shares of PFS common stock, $22.25 of cash, or some combination thereof, subject to an election and allocation procedure as set forth in the merger agreement. The merger agreement has been approved by the directors of both PFS and the Company. The transaction, which is expected to close in June 2004, is subject to customary closing conditions, including regulatory approvals and the approval of the Company's shareholders and PFS's shareholders. The Merger Agreement requires the Company to pay PFS a termination fee of $24.0 million if the Agreement is terminated under certain circumstances following the Company's receipt of a superior acquisition proposal.

At December 31, 2003, the Company had incurred professional fees and costs amounting to $4.3 million directly related to the merger agreement, comprised of investment banking and legal fees of $1.3 million and costs under certain employee benefit agreements of $3.0 million. (See Note 13.)

(3) INVESTMENT SECURITIES

A summary of investment securities at December 31, 2003 and 2002 is as follows (in thousands):

2003	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Investment Securities Available For Sale				
U.S. Government and Agency obligations	**$ 52,915**	**$ 322**	**$ (429)**	**$ 52,808**
State and municipal obligations	**14,135**	**868**	**(148)**	**14,855**
Corporate obligations	**26,785**	**1,185**	**(518)**	**27,452**
Equity securities	**11,187**	**550**	**(393)**	**11,344**
Total investment securities available for sale	**$105,022**	**$2,925**	**$(1,488)**	**$106,459**

2002	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Investment Securities Available For Sale				
U.S. Government and Agency obligations	$ 53,904	$1,133	$ —	$ 55,037
State and municipal obligations	11,811	848	—	12,659
Corporate obligations	35,418	1,499	(1,497)	35,420
Equity securities	10,953	420	(270)	11,103
Total investment securities available for sale	$112,086	$3,900	$(1,767)	$114,219

Gross unrealized losses and the estimated market value of investment securities available for sale aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2003 are as follows (in thousands):

	Less than 12 months		12 months or longer		Total	
	Estimated market value	Unrealized losses	Estimated market value	Unrealized losses	Estimated market value	Unrealized losses
U.S. government and Agency obligations	$24,529	$(429)	$ —	$ —	$24,529	$ (429)
State and municipal obligations	3,197	(148)	—	—	3,197	(148)
Corporate obligations	3,463	(31)	3,980	(487)	7,443	(518)
Subtotal—Debt securities	31,189	(608)	3,980	(487)	35,169	(1,095)
Equity securities	177	—	3,608	(393)	3,785	(393)
Total temporarily impaired investment securities	$31,366	$(608)	$7,588	$(880)	$38,954	$(1,488)

The unrealized losses on debt securities were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. The corporate obligations consist of trust preferred and debt issuances of other financial institutions, all of which carry investment grade debt ratings with the exception of one $1.3 million issue which is unrated due to the small size and limited liquidity of the issuance. This investment is in a $214,000 unrealized loss position at December 31, 2003, and has been in a continuous loss position for more than twelve months. The Company monitors the credit quality of all corporate debt issuers. Because the declines in estimated market value are attributable to changes in interest rates and not credit quality, and because the Company has the ability to hold these investments until a market price recovery or maturity, these investments are not considered other than temporarily impaired.

The unrealized loss on equity securities relates to holdings of FHLMC variable-rate preferred stock. Because the declines in estimated market value are attributable to changes in interest rates and not credit quality, and because the Company has the ability to hold these investments until a market price recovery, these investments are not considered other than temporarily impaired.

The cost and estimated fair value of debt investment securities at December 31, 2003, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or repay obligations at par value without prepayment penalties.

	Amortized cost	Estimated market value
Investment Securities Available For Sale		
Due in:		
Less than one year	$ 3,325	$ 3,317
One to five years	54,772	55,667
Five to ten years	20,855	21,499
Greater than ten years	14,883	14,632
	$93,835	$95,115

The realized gross gains and losses from sales are as follows:

Year Ended December 31,	2003	2002	2001
Gross realized gains	$1,126	$ 1,168	$1,061
Gross realized losses	(128)	(2,830)	(696)
	$ 998	$(1,662)	$ 365

Investment securities with an amortized cost of $7.0 million at December 31, 2003, are pledged as collateral for other borrowings. Pursuant to a collateral agreement with the FHLB-NY, all otherwise unpledged, qualifying investment securities, including those available for sale, are pledged to secure advances from the FHLB-NY (see Note 9).

(4) MORTGAGE-BACKED SECURITIES

A summary of mortgage-backed securities at December 31, 2003 and 2002 is as follows (in thousands):

2003	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Mortgage-Backed Securities Available For Sale				
FHLMC	$228,283	$3,247	$ (206)	$231,324
GNMA	15,134	525	—	15,659
FNMA	388,819	2,626	(1,635)	389,810
Collateralized mortgage obligations	85,740	512	(251)	86,001
Total mortgage-backed securities available for sale	$717,976	$6,910	$(2,092)	$722,794

2002	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Mortgage-Backed Securities Available For Sale				
FHLMC	$327,450	$ 6,263	$ (7)	$333,706
GNMA	29,615	1,086	—	30,701
FNMA	300,668	4,746	(27)	305,387
Collateralized mortgage obligations	119,941	911	(84)	120,768
Total mortgage-backed securities available for sale	$777,674	$13,006	$(118)	$790,562

Collateralized mortgage obligations ("CMOs") issued by FHLMC, FNMA, GNMA and private interests amounted to $50.7 million, $27.8 million, $45,000 and $7.5 million, respectively, at December 31, 2003, and $64.9 million, $37.2 million, $1.8 million and $16.8 million, respectively, at December 31, 2002. The privately-issued CMOs have generally been underwritten by large investment banking firms, with the timely payment of principal and interest on these securities supported (credit-enhanced) in varying degrees by either insurance issued by a financial guarantee insurer, letters of credit or subordination techniques. Substantially all such securities are "AAA" rated by one or more nationally recognized securities rating agencies. The privately-issued CMOs are subject to certain credit-related risks normally not associated with U.S. Government and U.S. Government-sponsored Agency CMOs. Among such risks is the limited loss protection generally provided by the various forms of credit enhancements, as losses in excess of certain levels are not protected. Furthermore, the credit enhancement itself is subject to the credit worthiness of the enhancer. Thus, in the event a credit enhancer does not fulfill its obligations, the CMO holder could be subject to risk of loss similar to a purchaser of a whole loan pool. Management believes that the credit enhancements are adequate to protect the Company from losses.

Gross unrealized losses and the estimated market value of mortgage-backed securities available for sale aggregated by issuer and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2003 are as follows (in thousands):

	Less than 12 months	
	Estimated market value	Unrealized losses
FHLMC	$ 40,156	$ (206)
FNMA	159,464	(1,635)
CMOs	40,621	(251)
Total temporarily impaired mortgage-backed securities	$240,241	$(2,092)

No mortgage-backed securities were in a continuous unrealized loss position for 12 months or longer at December 31, 2003.

The unrealized losses on mortgage-backed securities were caused by interest rate increases. The contractual cash flows of these securities are predominantly guaranteed by U.S. Government-sponsored agencies. It is expected that the securities would not be settled at a price less than the par value of the investment. Because the declines in estimated market value are attributable to changes in interest rates and not credit quality, and because the Company has the ability to hold these investments until a market price recovery or maturity, these investments are not considered other than temporarily impaired.

The realized gross gains and losses from sales are as follows (in thousands):

Year Ended December 31,	**2003**	2002	2001
Gross realized gains	**$ 1,914**	$2,325	$ 778
Gross realized losses	**(2,064)**	(166)	(523)
	$ (150)	$2,159	$ 255

Mortgage-backed securities with an amortized cost of $601,000 at December 31, 2003, were pledged as collateral to secure deposits held for municipalities within the State of New Jersey. Mortgage-backed securities with an amortized cost of $439.5 million at December 31, 2003, were pledged as collateral for other borrowings. Pursuant to a collateral agreement with the FHLB-NY, all otherwise unpledged, qualifying mortgage-backed securities are pledged to secure advances from the FHLB-NY (see Note 9). The contractual maturities of mortgage-backed securities generally exceed ten years; however, the effective lives are expected to be shorter due to prepayments of the underlying mortgages.

(5) LOANS RECEIVABLE, NET

A summary of loans receivable at December 31, 2003 and 2002 is as follows (in thousands):

	2003	2002
Loans Receivable		
Real estate mortgages:		
One-to-four family	**$ 755,671**	$ 835,593
Multi-family and commercial	**212,072**	177,353
Home equity	**113,840**	110,835
	1,081,583	1,123,781
Real estate construction	**205,244**	139,228
Other	**9,967**	12,537
Total loans receivable	**1,296,794**	1,275,546
Loans in process	**(74,557)**	(62,137)
Net unamortized premium and deferred origination costs	**1,252**	631
Allowance for loan losses	**(12,768)**	(12,830)
	(86,073)	(74,336)
Loans receivable, net	**$1,210,721**	$1,201,210

Loans receivable included loans held for sale totaling $777,000 and $563,000 at December 31, 2003 and 2002, respectively.

The Company serviced loans for others in the amount of $120.0 million, $106.1 million and $96.1 million at December 31, 2003, 2002 and 2001, respectively. Related servicing income earned on loans serviced for others totaled $261,000, $204,000 and $193,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Loans in the amount of $3.2 million and $3.7 million were outstanding to directors and executive officers of the Bank and their related interests at December 31, 2003 and 2002, respectively. During 2003, new extensions of credit totaled $250,000 while repayments by directors and executive officers of the Bank totaled $757,000. New extensions of credit consisted of one loan secured by residential property. The remaining loans to directors and executive officers of the Bank and their related interests consisted primarily of loans secured by mortgages on residential and commercial properties.

The Company has pledged, under a blanket assignment, its unpledged and qualifying mortgage portfolio to secure advances from the FHLB-NY (see Note 9).

A summary of non-performing assets at December 31, 2003 and 2002 is as follows (in thousands):

	2003	2002
Non-accrual loans	**$1,193**	$1,541
Loans 90 days or more delinquent and still accruing	**634**	223
Total non-performing loans	**1,827**	1,764
Real estate owned (included in Other assets)	**—**	72
Total non-performing assets	**$1,827**	$1,836

At December 31, 2003 and 2002, impaired loans totaled $807,000 and $518,000, respectively, for which allocations to the allowance for loan losses of $192,000 and $90,000 were identified at December 31, 2003 and 2002, respectively. The average balance of impaired loans during 2003, 2002 and 2001 was $387,000, $306,000 and $195,000, respectively.

If interest income on non-accrual and impaired loans had been current in accordance with their original terms, approximately $62,000, $118,000 and $130,000 of interest income for the years ended December 31, 2003, 2002 and 2001, respectively, would have been recorded. Interest income recognized on non-accrual and impaired loans totaled $16,000, $129,000 and $103,000 for the years ended December 31, 2003, 2002 and 2001, respectively. At December 31, 2003, there were no commitments to lend additional funds to borrowers whose loans are classified as non-performing.

An analysis of the allowance for loan losses for the years ended December 31, 2003, 2002 and 2001 is as follows (in thousands):

	2003	2002	2001
Balance at beginning of year	**$12,830**	$12,932	$12,341
Provision charged to operations	**—**	1,310	650
	12,830	14,242	12,991
Charge-offs	**(67)**	(1,440)	(71)
Recoveries	**5**	28	12
Balance at end of year	**$12,768**	$12,830	$12,932

(6) INTEREST AND DIVIDENDS RECEIVABLE

A summary of interest and dividends receivable at December 31, 2003 and 2002 is as follows (in thousands):

	2003	2002
Loans	**$4,772**	$ 5,152
Investment securities	**1,150**	1,322
Mortgage-backed securities	**3,360**	4,581
Interest and dividends receivable	**$9,282**	$11,055

(7) PREMISES AND EQUIPMENT, NET

Premises and equipment at December 31, 2003 and 2002 are summarized as follows (in thousands):

	2003	2002
Land	**$ 4,088**	$ 4,435
Buildings and improvements	**13,801**	14,146
Leasehold improvements	**1,585**	1,288
Furnishings, equipment and automobiles	**11,115**	9,804
Construction in progress	**19**	621
Total	**30,608**	30,294
Accumulated depreciation and amortization	**(15,448)**	(14,412)
Premises and equipment, net	**$ 15,160**	$ 15,882

(8) DEPOSITS

Deposits at December 31, 2003 and 2002 are summarized as follows (dollars in thousands):

	2003			2002		
	Amount	Interest rate range	Weighted average rate	Amount	Interest rate range	Weighted average rate
Non-interest-bearing demand	**$ 78,860**	**—%**	**—%**	$ 71,330	—%	—%
NOW and money market	**526,773**	**0.25–1.29**	**0.80**	501,024	0.75–1.36	1.15
Savings	**217,000**	**0.75–2.15**	**0.90**	212,959	1.24–2.43	1.38
Certificates of deposit	**517,225**	**0.50–7.72**	**2.31**	602,673	0.90–7.72	2.97
	$1,339,858	**0–7.72%**	**1.35%**	$1,387,986	0–7.72%	1.92%

The scheduled maturities of certificates of deposit at December 31, 2003 are as follows (in thousands):

One year or less	$376,050
After one to two years	50,050
After two to three years	18,807
After three to four years	27,931
After four to five years	9,939
After five years	34,448
	$517,225

Included in deposits at December 31, 2003 and 2002, are $295.0 million and $277.1 million of deposits of $100,000 and over, and $46,000 and $139,000, respectively, of accrued interest payable on deposits.

(9) BORROWED FUNDS

Federal Home Loan Bank of New York Advances

Advances from the FHLB-NY at December 31, 2003 and 2002 are summarized as follows (dollars in thousands):

	2003		2002	
Maturity	Amount	Weighted average interest rate	Amount	Weighted average interest rate
2003	**$ —**	**—%**	$ 15,000	5.68%
2005	**45,000**	**5.15**	45,000	5.15
2006	**35,000**	**4.68**	35,000	4.68
2007	**5,500**	**7.32**	5,663	7.32
2009	**5,000**	**5.52**	5,000	5.52
2011	**35,000**	**5.37**	35,000	5.37
	$125,500	**5.19%**	$140,663	5.24%

The Company has entered into FHLB-NY advances that have call features that may be exercised by the FHLB-NY, at par, at predetermined dates. Such advances totaled $75.0 million and $100.0 million at December 31, 2003 and 2002, respectively. The maximum amount of FHLB-NY advances outstanding at any month-end was $140.6 million and $165.8 million during the years ended December 31, 2003 and 2002, respectively. The average amount of FHLB-NY advances outstanding during the years ended December 31, 2003 and 2002 was $135.3 million and $151.1 million, respectively. As of December 31, 2003 and 2002, all FHLB-NY advances had fixed rates.

Advances from the FHLB-NY were secured by pledges of FHLB-NY stock of $21.1 million and $20.8 million at December 31, 2003 and 2002, respectively, and a blanket assignment of the Company's unpledged, qualifying mortgage loans, mortgage-backed securities and investment securities. Such loans and securities remain under the control of the Company.

The Company had an available overnight line of credit with the FHLB-NY for a maximum of $50.0 million at December 31, 2003.

Other Borrowings

The following is a summary of reverse repurchase agreements at December 31, 2003 and 2002 (dollars in thousands):

	2003		2002	
Maturity	Amount	Weighted average interest rate	Amount	Weighted average interest rate
2003	$ —	—%	$ 45,000	4.17%
2004	71,000	4.10	126,000	5.03
2005	116,000	4.43	126,000	4.76
2006	55,000	4.54	48,000	4.84
2007	12,000	3.93	6,000	4.89
2008	92,000	3.89	35,000	5.09
2009	30,000	5.64	30,000	5.64
2010	75,000	4.79	25,000	6.47
2011	15,000	5.07	15,000	5.07
	$466,000	4.43%	$456,000	4.97%

The maximum amount of other borrowings outstanding at any month-end during the years ended December 31, 2003 and 2002 was $481.0 million and $461.0 million, respectively. The average amount of other borrowings outstanding during the years ended December 31, 2003 and 2002 was $461.7 million and $436.8 million, respectively. Securities underlying other borrowings included mortgage-backed and investment securities, which had an amortized cost of $446.6 million and $471.0 million, with market values of $450.9 million and $480.7 million, at December 31, 2003 and 2002, respectively. The securities underlying the other borrowing agreements are under the Company's control. At December 31, 2003 and 2002, $315.0 million and $136.0 million, respectively, of other borrowings were callable at par, at defined dates and at the lender's discretion prior to the contractual maturity of the borrowings.

(10) SUBORDINATED DEBENTURES

In November 2001, the Company issued $25.0 million of Company-obligated mandatorily redeemable preferred capital securities through special purpose business trusts. Of the $25.0 million of preferred capital securities sold, $12.5 million have a floating rate of interest, which resets semi-annually, equal to 6-month LIBOR plus 3.75%. The floating rate, however, may not exceed 11.0% for the first five years. The remaining $12.5 million of preferred capital securities have a fixed interest rate of 9.95%. Distributions on the preferred capital securities are payable semi-annually. The stated maturity of the preferred capital securities is December 8, 2031, with early redemption permitted on any June 8 or December 8 on or after December 8, 2006, at par.

In accordance with FIN 46R, the Company was required to deconsolidate its investments in First Sentinel Capital Trust I and II at December 31, 2003. The deconsolidation of these subsidiary trusts of the Company, which were formed in connection with the issuance of the preferred capital securities, resulted in $25.0 million of preferred capital securities issued by the trusts being replaced on the Consolidated Statements of Financial Condition by the Company's $774,000 investment in common securities issued by the trusts and the $25.8 million of subordinated debentures that were issued by the Company to the trusts. Costs associated with the preferred capital securities recognized subsequent to December 31, 2003 shall be characterized as interest expense, rather than non-interest expense, as they had been through December 31, 2003.

(11) REGULATORY MATTERS

Subject to applicable law, the Board of Directors of the Bank may provide for the payment of dividends. New Jersey law provides that no dividend may be paid unless, after the payment of such dividend, the capital stock of the Bank will not be impaired and either the Bank will have a statutory surplus of not less than 50% of its capital stock or, if not, the payment of such dividend will not reduce the statutory surplus of the Bank.

The Bank is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum requirements can result in the initiation of certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

The prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized."

Institutions categorized as "undercapitalized" or worse are subject to certain restrictions on the payment of dividends and management fees, restrictions on asset growth and executive compensation, and increased supervisory monitoring, among other things. Other restrictions may be imposed on the institution by the regulatory agencies, including requirements to raise additional capital, sell assets, or sell the entire institution. Once an institution becomes "critically undercapitalized" it must generally be placed in receivership or conservatorship within 90 days. An institution is deemed to be "critically undercapitalized" if it has a tangible equity ratio, as defined, of 2% or less.

To be considered "well capitalized," an institution must generally have a leverage ratio (Tier 1 capital to average total assets), as defined, of at least 5.0%; a Tier 1 risk-based capital ratio, as defined, of at least 6.0%; and a total risk-based capital ratio, as defined, of at least 10.0%.

Management believes that, as of December 31, 2003, the Bank met all capital adequacy requirements to which it was subject. Further, the most recent FDIC notification categorized the Bank as a well capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

The following is a summary of the Bank's actual capital amounts and ratios as of December 31, 2003 and 2002 compared to the FDIC minimum capital adequacy requirements and the FDIC requirements for classification as a "well capitalized" institution (dollars in thousands):

	Bank actual		FDIC Requirements: Minimum capital adequacy		FDIC Requirements: For classification as well capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2003						
Leverage (Tier 1) capital	***$203,771***	***9.18%***	***$88,775***	***4.00%***	***$110,969***	***5.00%***
Risk-based capital:						
Tier 1	**203,771**	**18.29**	**44,567**	**4.00**	**66,851**	**6.00**
Total	**216,539**	**19.43**	**89,134**	**8.00**	**111,418**	**10.00**
December 31, 2002						
Leverage (Tier 1) capital	$180,768	8.03%	$90,054	4.00%	$112,568	5.00%
Risk-based capital:						
Tier 1	180,768	16.86	42,892	4.00	64,338	6.00
Total	193,598	18.05	85,784	8.00	107,230	10.00

(12) INCOME TAXES

Income tax expense applicable to income for the years ended December 31, 2003, 2002 and 2001 consists of the following (in thousands):

	2003	2002	2001
Federal:			
Current	**$12,431**	$13,626	$12,667
Deferred	**(673)**	(1,431)	(1,716)
	11,758	12,195	10,951
State:			
Current	**439**	657	65
Deferred	**—**	—	—
	439	657	65
	$12,197	$12,852	$11,016

A reconciliation between the effective income tax expense and the amount computed by multiplying the applicable statutory federal income tax rate for the years ended December 31, 2003, 2002 and 2001 is as follows (dollars in thousands):

	2003	2002	2001
Income before income taxes	**$30,533**	$37,756	$35,501
Applicable statutory federal tax rate	**35%**	35%	35%
Computed "expected" federal income tax expense	**10,687**	13,215	12,425
Increase (decrease) in income tax expense resulting from:			
State income taxes, net of federal benefit	**285**	427	42
Merger-related expenses	**1,510**	—	—
Income on BOLI	**(547)**	(525)	(277)
Change in NJ Net Operating Loss not used	**(477)**	—	—
Change in NJ Alternative Minimum Assessment not used	**(425)**	(469)	—
Change in valuation allowance	**2,469**	880	—
Change in other state deferred tax balances	**(1,567)**	—	—
Other items, net	**262**	(676)	(1,174)
	$12,197	$12,852	$11,016

The tax effects of temporary differences that give rise to a significant portion of deferred tax assets and liabilities at December 31, 2003 and 2002 are as follows (in thousands):

	2003	2002
Deferred Tax Assets		
Allowance for loan losses—book	**$ 5,618**	$ 4,754
Postretirement medical benefits	**907**	693
Tax depreciation less than book depreciation	**230**	194
Retirement benefits	**1,121**	1,494
Stock awards	**189**	163
Core deposit intangibles	**594**	500
NJ Alternative Minimum Assessment in excess of Corporation Business Tax	**894**	469
Deferred directors fees	**5,896**	4,445
NJ Net Operating Loss	**477**	—
Other	**1**	2
Gross deferred tax assets	**15,927**	12,714
Valuation Allowance	**(3,349)**	(880)
Total deferred tax assets	**12,578**	11,834
Deferred Tax Liabilities		
Unrealized gain on securities available for sale	**2,196**	5,245
Deferred loan origination fees and costs	**187**	317
Other	**255**	55
Total deferred tax liabilities	**2,638**	5,617
Net deferred tax asset	**$ 9,940**	$ 6,217

Retained earnings at December 31, 2003 and 2002, included approximately $18.1 million for which no provision for income tax has been made. This amount represented an allocation of income to bad debt deductions for tax purposes only. Events that would result in taxation of these reserves include failure to qualify as a bank for tax purposes, distributions in complete or partial liquidation, stock redemptions, excess distributions to shareholders or a change in Federal tax law. At December 31, 2003 and 2002, the Company had an unrecognized tax liability of $6.5 million with respect to this reserve.

Included in other comprehensive income is income tax (benefit) expense attributable to net unrealized (losses) gains on securities available for sale in the amounts of $(3.0) million, $4.1 million and $5.8 million for the years ended December 31, 2003, 2002 and 2001, respectively. In addition, income tax benefits of $1.9 million, $1.2 million, and $394,000 were recognized in stockholders' equity in 2003, 2002 and 2001, respectively, related to the exercise or disqualifying disposition of stock options and awards.

In 2003, the Company maintained $3.3 million valuation allowance pertaining to certain state deferred tax assets which are not expected to be realized based upon projected future taxable income. Management has determined that it is more likely than not that it will realize the net deferred tax assets based upon the nature and timing of the items listed above. There can be no assurances, however, that there will be no significant differences in the future between taxable income and pretax book income if circumstances change. In order to fully realize the net deferred tax asset, the Company will need to generate future taxable income. Management has projected that the Company will generate sufficient taxable income to utilize the net deferred tax asset; however, there can be no assurance that such levels of taxable income will be generated.

(13) EMPLOYEE BENEFIT PLANS

The Company is a participant in the Financial Institutions Retirement Fund, a multi-employer defined benefit plan. All employees who attain the age of 21 years and complete one year of service are eligible to participate in this plan. Retirement benefits are based upon a formula utilizing years of service and average compensation, as defined. Participants are vested 100% upon the completion of five years of service. Effective August 1, 2003, First Savings amended the plan to reduce the retirement benefit and close the plan to new participants hired on or after that date. Pension expense was $648,000, $602,000 and $384,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Financial Institutions Retirement Fund does not segregate its assets, liabilities or costs by participating employer. Therefore, disclosure of the accumulated and projected benefit obligations, plan assets and the components of annual pension expense attributable to the Company cannot be made.

The Company maintained a Supplemental Executive Retirement Plan ("SERP I"), which provided postemployment supplemental retirement benefits to certain officers of the Company. SERP I was a non-qualified employee benefit plan. In December 2003, SERP I was terminated and the benefits accrued thereunder were paid pursuant to change in control provisions triggered by the Company's entering into a definitive agreement to merge with PFS. The Company recognized $2.6 million as accelerated merger-related expense in conjunction with the termination of the plan.

The Company has a non-pension postretirement benefit plan ("Other Benefits"), which provides certain healthcare benefits to eligible employees hired prior to January 1, 1993. The plan is unfunded as of December 31, 2003, and the obligation is included in Other liabilities as an accrued postretirement benefit cost. In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") became law in the United States. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. In accordance with FASB Staff Position FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," the Company has elected to defer recognition of the effects of the Act in any measures of the benefit obligation or cost. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require the Company to change previously reported information. Currently, the Company does not believe it will need to amend its plan to benefit from the Act.

The following table shows the change in benefit obligation, the funded status for SERP I and Other Benefits, and accrued cost at December 31, 2003 and 2002 (dollars in thousands):

	SERP I		Other Benefits	
	2003	2002	**2003**	2002
Benefit obligation at beginning of year	**$ 1,778**	$ 1,640	**$ 2,062**	$ 1,661
Service cost	**35**	27	**81**	62
Interest cost	**112**	110	**138**	119
Actuarial loss (gain)	**323**	1	**(8)**	258
Benefits paid	**(3,998)**	—	**(40)**	(38)
Curtailments	**1,742**	—	—	—
Settlements	**8**	—	—	—
Benefit obligation at the end of the year	**$ —**	$ 1,778	**$ 2,233**	$ 2,062
Funded status	**$ —**	$(1,778)	**$(2,233)**	$(2,062)
Unrecognized net actuarial loss	**—**	282	**186**	193
Accrued benefit cost	**$ —**	$(1,496)	**$(2,047)**	$(1,869)

	SERP I		Other Benefits	
	2003	2002	**2003**	2002
Weighted average assumptions as of December 31:				
Discount rate	**6.25%**	6.75%	**6.25%**	6.75%
Rate of compensation increase	**5.00%**	5.00%		

Net periodic cost for the years ended December 31, 2003, 2002 and 2001 includes the following components (in thousands):

	SERP I			Other Benefits		
	2003	2002	2001	**2003**	2002	2001
Service cost	**$ 35**	$ 27	$117	**$ 81**	$ 62	$ 61
Interest cost	**112**	110	100	**138**	119	123
Recognized settlement loss	**613**	—	—	—	—	—
Recognized curtailment loss	**1,742**	—	—	—	—	—
Net periodic cost	**$2,502**	$137	$217	**$219**	$181	$184

For measurement purposes, a ten percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004, grading down one percent per year for six years to an ultimate level of five percent per annum, compounded annually. Assumed health care trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in the assumed health care cost trend rates would have the following effects (in thousands):

	One Percentage Point	
	Increase	Decrease
Effect on total of service and interest cost components	$ 52	$ (38)
Effect on Other Benefits obligation	467	(363)

The Company also maintains an incentive savings plan for eligible employees. Employees may make contributions to the plan of 2% to 15% of their compensation. For the first 6% of the employee's contribution, the Company contributes 25% of that amount to the employee's account. At the end of the plan year, the Company may make an additional contribution to the plan. The contributions under this plan were $107,000, $102,000 and $94,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company maintained an additional Supplemental Executive Retirement Plan ("SERP II"), which provided a participant the benefits that he would have received under the ESOP and the incentive savings plan if certain Internal Revenue Code benefit limitations did not apply. Upon normal retirement, the participant also would receive any benefits he would have received under the ESOP had he remained in service throughout the term of the ESOP loan and all unallocated shares in the ESOP that were acquired by an ESOP loan were allocated to ESOP participants. Vesting under SERP II was subject to a five year graded vesting schedule. The Company recognized expense related to SERP II totaling $412,000, $564,000 and $52,000 for the years ended December 31, 2003, 2002 and 2001, respectively. In December 2003, SERP II was terminated and the benefits accrued thereunder were paid pursuant to change in control provisions triggered by the Company's entering into a definitive agreement to merge with PFS. The Company recognized $395,000 in 2003 as accelerated merger-related expense in conjunction with the termination of SERP II. Expense incurred in 2002 included $519,000 in supplemental benefits accrued in connection with the normal retirement of the Company's former President and CEO.

Recognition and Retention Plan

The Company maintains a Recognition and Retention Plan ("RRP") for the benefit of directors, officers and key employees. In 1998, the Board of Directors and stockholders approved the granting of 662,014 shares as awards under the 1998 Stock-Based Incentive Plan ("1998 Plan"). As of December 31, 2003, the Company had granted 662,014 shares under the 1998 Plan. In 2003, the Board of Directors and stockholders approved the granting of up to 200,000 shares as awards under the 2003 Key Employee Equity Compensation Plan ("2003 Plan"). As of December 31, 2003, the Company had granted 11,350 shares under the 2003 Plan.

RRP awards are granted in the form of shares of common stock held by the RRP. Awards granted in 1998 vested over a five-year period at a rate of 20% per year, commencing one year from the date of the award grant. Awards granted in January 2003 vest evenly over a two-year period, and awards granted in December 2003 vest one year from the date of the award grant.

Amortization of the RRP was $1.0 million, $878,000 and $878,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Employee Stock Ownership Plan

The Bank maintains an ESOP for eligible employees who have completed a twelve-month period of employment with the Company. ESOP shares were purchased in each of the Company's public offerings. Funds for the purchase of shares were borrowed from the Company. Shares purchased by the ESOP are held by a trustee for allocation among participants as the loan is repaid. The Company, at its discretion, contributes funds, in cash, to pay principal and interest on the ESOP loan. The number of shares of common stock released each year is proportional to the amount of principal and interest paid on the ESOP loan for the year. Dividends paid on unallocated ESOP shares are used to repay the loan. Unallocated ESOP shares are not considered outstanding for purposes of calculating earnings per share. At December 31, 2003, there were 933,506 unallocated ESOP shares with a market value of $19.7 million.

The Company recognizes compensation expense based on the fair value of shares committed to be released. Compensation expense recognized for 2003, 2002 and 2001 amounted to $1.7 million, $1.4 million and $1.2 million, respectively. The Company allocated 100,920 shares per year during 2003, 2002 and 2001.

Stock Option Plans

The Company maintains stock option plans (the "Plans") for the benefit of directors, officers, and other key employees of the Company. Options granted under the Plans are exercisable over a period not to exceed ten years from the date of grant. The following table summarizes the options granted and exercised under the Plans during the periods indicated and their respective weighted average exercise price:

	2003		2002		2001	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of period	**2,000,027**	**$ 7.91**	2,067,513	$ 7.63	2,285,844	$7.65
Granted	**26,000**	**13.97**	25,000	14.00	—	—
Forfeited	**(1,400)**	**10.92**	(2,368)	3.78	(86,350)	9.00
Exercised	**(710,478)**	**7.78**	(90,118)	3.34	(131,981)	7.01
Outstanding at end of period	**1,314,149**	**$ 8.10**	2,000,027	$ 7.91	2,067,513	$7.63
Options exercisable at year-end	**1,298,315**		1,559,848		1,375,895	

The following table summarizes information about the stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number of shares outstanding	Weighted average remaining contractual life in years	Weighted average exercise price	Number of shares exercisable at period end	Weighted average exercise price
$ 3.3262– 4.5165	**229,026**	**2.8**	**$ 3.92**	**229,026**	**$ 3.92**
6.6419– 9.0000	**1,049,223**	**5.0**	**8.81**	**1,049,223**	**8.81**
13.8500–14.3700	**35,900**	**8.7**	**13.97**	**20,066**	**14.00**
$ 3.3262–14.3700	**1,314,149**	**4.7**	**$ 8.10**	**1,298,315**	**$ 8.03**

The Company applies APB Opinion No. 25 in accounting for the Plans. The table in Note 1(N) illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation.

	2003	2002	2001
Weighted average fair value of options granted during year	**$2.79**	$3.19	$—

The fair value of stock options granted by the Company was estimated through the use of the Black-Scholes option-pricing model that takes into account the following factors as of the grant dates: the exercise price and expected life of the option, the market price of the underlying stock at the grant date and its expected volatility, and the risk-free interest rate for the expected term of the option. In deriving the fair value of a stock option, the stock price at the grant date is reduced by the value of the dividends to be paid during the life of the option. The following assumptions were used for grants in 2003 and 2002: dividend yield of 2.50%; an expected volatility of 25%, an expected term of five years, and a risk-free interest rate of 2.82% for 2003 and 4.44% for 2002. There were no options granted in 2001.

Directors' Deferred Fee Plan

The Company maintains a DDFP under which directors may elect to defer all or part of their fees and have such amounts held in a rabbi trust and invested in the Company's common stock or a deferred money account. The DDFP was amended effective October 1, 2003 to require that all future distributions from the DDFP to participants be made in First Sentinel Common Stock. As a result of this amendment, a $17.4 million deferred compensation obligation related to the market value of the common stock held in the underlying rabbi trust for the DDFP was reclassified from liabilities to stockholders' equity, with no further changes in the fair value of the common stock required to be recognized as a periodic charge or credit to compensation cost. Prior to this amendment, the Company was required to recognize changes in the fair value of the common stock held in the rabbi trust for the DDFP as periodic charges or credits to compensation cost. Non-cash compensation costs attributable to the appreciation in the fair value of the Company's common stock held in the rabbi trust for the DDFP totaled $3.3 million, $1.8 million and $1.3 million for the years ended December 31, 2003, 2002 and 2001, respectively.

(14) COMMITMENTS AND CONTINGENCIES

Commitments

Financial Transactions with Off-Balance-Sheet Risk and Concentrations of Credit

The Company, in the normal course of conducting its business, extends credit to meet the financing needs of its customers through commitments and letters of credit.

The following commitments and contingent liabilities existed at December 31, 2003 and 2002 which are not reflected in the accompanying consolidated financial statements (in thousands):

	2003	2002
Origination of mortgage loans:		
Fixed rate	**$114,048**	$67,460
Variable rate	**28,038**	44,878
Purchase of mortgage loans—variable rate	**1,683**	693
Undisbursed home equity credit lines	**79,309**	65,537
Undisbursed construction credit lines	**74,557**	62,137
Undisbursed consumer lines of credit	**17,602**	12,178
Participations in Thrift Institutions Community Investment Corp. of NJ	**—**	500
Standby letters of credit	**1,316**	1,868

These instruments involve elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. The Company uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance-sheet loans. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained is based on management's credit evaluation of the borrower.

The Company grants one-to-four family first mortgage real estate loans, multi-family, construction loans, and nonresidential first mortgage real estate loans to borrowers throughout New Jersey. Its borrowers' abilities to repay their obligations are dependent upon various factors, including the borrowers' income and net worth, cash flows generated by the underlying collateral, value of the underlying collateral and priority of the Company's lien on the property. Such factors are dependent upon various economic conditions and individual circumstances beyond the Company's control; the Company is therefore subject to risk of loss. The Company believes its lending policies and procedures adequately minimize the potential exposure to such risks and that adequate provisions for loan losses are provided for all known and inherent risks. Collateral and/or guarantees are required for virtually all loans.

Lease Obligations

At December 31, 2003, the Company was obligated under non-cancellable operating leases for premises and equipment. Rental expense under these leases aggregated approximately $585,000, $509,000 and $502,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

The projected minimum rental commitments as of December 31, 2003, are as follows (in thousands):

2004	$ 464
2005	362
2006	325
2007	286
2008	92
Thereafter	400
	$1,929

Contingencies

The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial condition or results of operations.

Stockholder Rights Agreement

On December 19, 2001, the Company adopted a Stockholder Rights Agreement ("Rights Agreement") and declared a dividend of one preferred share purchase right ("Right") for each outstanding share of the Company's common stock. The dividend was payable on January 1, 2002, to stockholders of record on that date. Each Right, initially, is not exercisable and transfers only with the Company's common stock. Upon the public announcement that a person or group of persons has acquired or intends to acquire 12% or more of the Company's common stock, the Rights become exercisable, entitling holders to purchase one one-hundredth interest in a share of Series A Junior Participating Preferred Stock of the Company, at an exercise price of $37.00. The Rights are scheduled to expire on January 1, 2012 and may be redeemed by the Company at a price of $0.01 per Right. The Rights Agreement will not apply to the merger with PFS as the Company's Board of Directors has determined that PFS is not, and will not be upon consummation of the merger, an "Acquiring Person" as defined in the Rights Agreement.

(15) RECENT ACCOUNTING PRONOUNCEMENTS

Financial Accounting Standards Board ("FASB") Interpretation No. 46, "Consolidation of Variable Interest Entities," ("FIN 46") was issued in January 2003 and was recently reissued as FASB Interpretation No. 46 (revised December 2003) ("FIN 46R"). For public entities, FIN 46 or FIN 46R is applicable to all special-purpose entities ("SPEs") in which the entity holds a variable interest no later than the end of the first reporting period ending after December 15, 2003, and immediately to all entities created after January 31, 2003. The effective dates of FIN 46R vary depending on the type of reporting enterprise and the type of entity that the enterprise is involved with. FIN 46 and FIN 46R may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. FIN 46 and FIN 46R provide guidance on the identification of entities controlled through means other than voting rights. FIN 46 and FIN 46R specify how a business enterprise should evaluate its interest in a variable interest entity to determine whether to consolidate that entity. A variable interest entity must be consolidated by its primary beneficiary if the entity does not effectively disperse risks among the parties involved.

Under the above accounting literature, the Company was required to deconsolidate its investments in First Sentinel Capital Trust I and II at December 31, 2003. The deconsolidation of these subsidiary trusts of the bank holding company which were formed in connection with the issuance of preferred capital securities resulted in $25.0 million of preferred capital securities issued by the trust being replaced on the Consolidated Statements of Financial Condition by the Company's $774,000 investment in common securities issued by the trusts and $25.8 million of subordinated debentures that were issued by the Company to the trusts. Costs associated with the preferred capital securities recognized subsequent to December 31, 2003 shall be characterized as interest expense, rather than non-interest expense, as they had been through December 31, 2003.

SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company does not expect that the adoption of Statement 150 will have a significant impact on the consolidated financial statements of the Company.

(16) FAIR VALUE OF FINANCIAL INSTRUMENTS

The following fair value estimates, methods and assumptions were used to measure the fair value of each class of financial instrument for which it is practical to estimate that value.

Cash and Cash Equivalents

For such short-term investments, the carrying amount was considered to be a reasonable estimate of fair value.

Federal Home Loan Bank of NY Stock

Federal Home Loan Bank of NY stock was valued at cost.

Investment and Mortgage-Backed Securities

For investment and mortgage-backed securities, fair values were based on quoted market prices or dealer quotes. If a quoted market price was not available, fair values were estimated using quoted market prices for similar securities.

Loans Receivable, Net

Fair values were estimated for portfolios of performing and non-performing loans with similar financial characteristics. For certain analogous categories of loans, such as residential mortgages, home equity loans, non-residential mortgages, and consumer loans, fair value was estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other performing loan types was estimated by discounting the future cash flows using market discount rates that reflect the credit, collateral, and interest rate risk inherent in the loan.

Deposits

The fair value of demand deposits, savings deposits and money market accounts were the amounts payable on demand at December 31, 2003 and 2002. The fair values of certificates of deposit were based on the discounted value of contractual cash flows. The discount rate was estimated utilizing the rate currently offered for deposits of similar remaining maturities.

Borrowings and Subordinated Debentures

For short-term borrowings, the carrying amount was considered to be a reasonable estimate of fair value. For long-term borrowings, the fair value was based upon the discounted value of the cash flows. The discount rates utilized were based on rates currently available with similar terms and maturities.

Off-Balance Sheet Instruments

For commitments to extend credit and letters of credit, the fair value would approximate fees currently charged to enter into similar agreements. Such amounts were not significant to the Consolidated Financial Statements.

The estimated fair values of the Company's financial instruments at December 31, 2003 and 2002 were as follows (in thousands):

	2003		2002	
	Book value	Fair value	Book value	Fair value
Financial Assets:				
Cash and cash equivalents	$ 75,807	$ 75,807	$ 65,945	$ 65,945
FHLB-NY stock	21,075	21,075	20,835	20,835
Investment securities available for sale	106,459	106,459	114,219	114,219
Mortgage-backed securities available for sale	722,794	722,794	790,562	790,562
Loans receivable, net	1,210,721	1,227,715	1,201,210	1,221,249
Financial Liabilities:				
Deposits	1,339,858	1,347,296	1,387,986	1,402,892
Borrowed funds	591,500	612,319	596,663	600,583
Subordinated debentures	25,774	27,008	—	—

Limitations

The foregoing fair value estimates were made at December 31, 2003 and 2002, based on pertinent market data and relevant information on the financial instrument. These estimates do not include any premium or discount that could result from an offer to sell, at one time, the Company's entire holdings of a particular financial instrument or category thereof. Since no market exists for a substantial portion of the Company's financial instruments, fair value estimates were necessarily based on judgments with respect to future expected loss experience, current economic conditions, risk assessments of various financial instruments involving a myriad of individual borrowers, and other factors. Given the innately subjective nature of these estimates, the uncertainties surrounding them and the matters of significant judgment that must be applied, these fair value estimations cannot be calculated with precision. Modifications in such assumptions could meaningfully alter these estimates.

Since these fair value approximations were made solely for on- and off-balance sheet financial instruments at December 31, 2003 and 2002, no attempt was made to estimate the value of anticipated future business or the value of non-financial assets and liabilities. Other important elements which are not deemed to be financial assets or liabilities include the value of the Company's retail branch delivery system, its existing core deposit base, premises and equipment, and goodwill. Further, certain tax implications related to the realization of the unrealized gains and losses could have a substantial impact on these fair value estimates and have not been incorporated into any of the estimates.

(17) CONDENSED FINANCIAL STATEMENTS— PARENT COMPANY

The condensed financial statements of First Sentinel Bancorp (parent company only) are presented below:

Condensed Statements of Financial Condition

December 31,	2003	2002
(In thousands)		
Assets		
Cash	$ 3,831	$ 2,168
Due from subsidiaries	—	1,013
ESOP loan receivable	10,380	11,091
Investment in subsidiaries	212,295	196,585
Investment securities available for sale	22,982	24,616
Other assets	6,790	1,999
Total assets	$256,278	$237,472
Liabilities and Stockholders' Equity		
Subordinated debentures	$ 25,774	$ 25,774
Other liabilities	2,930	126
Stockholders' equity	227,574	211,572
Total liabilities and stockholders' equity	$256,278	$237,472

Condensed Statements of Income

Year Ended December 31,	2003	2002	2001
(In thousands)			
Income			
Dividends from subsidiary	$20,000	$30,000	$20,000
Interest and dividends on securities	1,223	1,427	1,628
Net gain (loss) on sales of securities	478	29	(118)
Total income	21,701	31,456	21,510
Expense			
Other expense	3,995	2,689	1,030
Total expense	3,995	2,689	1,030
Income before taxes	17,706	28,767	20,480
Income taxes	107	194	1,474
Income before equity in undistributed income of subsidiaries	17,599	28,573	19,006
Equity in undistributed income (dividends in excess of earnings) of subsidiaries	737	(3,669)	5,479
Net income	$18,336	$24,904	$24,485

Condensed Statements of Cash Flows

Year Ended December 31,	2003	2002	2001
(In thousands)			
Operating activities			
Net income	**$ 18,336**	$ 24,904	$ 24,485
Adjustments to reconcile net income to net cash provided by operating activities:			
(Equity in undistributed income) dividends in excess of earnings of subsidiaries	**(737)**	3,669	(5,479)
Net (gain) loss on sales of securities	**(478)**	(29)	118
(Increase) decrease in other assets	**(4,791)**	(887)	92
Increase (decrease) in other liabilities	**502**	(1,630)	(1,193)
ESOP expense	**1,736**	1,380	1,227
Amortization of RRP	**1,032**	878	878
Net cash provided by operating activities	**15,600**	28,285	20,128
Investing activities			
Purchase of investment securities	**(10,904)**	(11,502)	(15,688)
Proceeds from sales and maturities of investment securities available for sale	**14,338**	12,536	16,045
Decrease in due from subsidiaries	**1,013**	1,721	869
Net cash provided by investing activities	**4,447**	2,755	1,226
Financing activities			
Cash dividends paid	**(10,961)**	(10,068)	(8,861)
Stock options exercised	**5,243**	304	926
Net proceeds from issuance of subordinated debentures	**—**	—	24,171
Purchase of treasury stock	**(12,429)**	(35,755)	(22,227)
Purchase and retirement of common stock	**(237)**	(273)	(110)
Net cash used in financing activities	**(18,384)**	(45,792)	(6,101)
Net increase (decrease) in cash	**1,663**	(14,752)	15,253
Cash at beginning of the year	**2,168**	16,920	1,667
Cash at end of year	**$ 3,831**	$ 2,168	$ 16,920

(18) QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table contains quarterly financial data for the years ended December 31, 2003 and 2002 (dollars in thousands, except per share data):

Year Ended December 31, 2003	**First quarter**	**Second quarter**	**Third quarter**	**Fourth quarter**
Interest income	**$28,781**	**$27,557**	**$26,423**	**$26,198**
Interest expense	**13,770**	**12,992**	**11,963**	**11,668**
Net interest income	**15,011**	**14,565**	**14,460**	**14,530**
Provision for loan losses	**—**	**—**	**—**	**—**
Net interest income after provision for loan losses	**15,011**	**14,565**	**14,460**	**14,530**
Non-interest income	**2,423**	**2,349**	**1,868**	**3,063**
Non-interest expense	**7,092**	**9,311**	**9,152**	**12,181**
Income before income tax expense	**10,342**	**7,603**	**7,176**	**5,412**
Income tax expense	**3,494**	**2,540**	**2,278**	**3,885**
Net income	**$ 6,848**	**$ 5,063**	**$ 4,898**	**$ 1,527**
Basic earnings per share	**$0.26**	**$0.20**	**$0.19**	**$0.06**
Diluted earnings per share	**$0.24**	**$0.19**	**$0.19**	**$0.06**

Year Ended December 31, 2002	First quarter	Second quarter	Third quarter	Fourth quarter
Interest income	$31,116	$32,732	$32,086	$30,068
Interest expense	16,083	15,868	15,611	14,859
Net interest income	15,033	16,864	16,475	15,209
Provision for loan losses	100	1,105	105	—
Net interest income after provision for loan losses	14,933	15,759	16,370	15,209
Non-interest income	1,950	(125)	2,837	1,881
Non-interest expense	7,346	8,062	7,300	8,349
Income before income tax expense	9,537	7,572	11,907	8,741
Income tax expense	3,136	2,489	4,326	2,902
Net income	$ 6,401	$ 5,083	$ 7,581	$ 5,839
Basic earnings per share	$0.22	$0.18	$0.28	$0.22
Diluted earnings per share	$0.22	$0.18	$0.26	$0.21

Independent Auditors' Report

The Board of Directors and Stockholders
First Sentinel Bancorp, Inc.:

We have audited the accompanying consolidated statements of financial condition of First Sentinel Bancorp, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Sentinel Bancorp, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Short Hills, New Jersey
February 6, 2004

Shareholder Information

Dividend Reinvestment Plan

First Sentinel offers its shareholders a convenient plan to increase their investment in the Company. Shareholders can elect to have their quarterly cash dividends automatically reinvested in additional shares of common stock at market price without any commissions or service charges. Shareholders also can elect to have their cash dividends automatically deposited in an account at First Savings Bank. Shareholders may request information about the plan and an enrollment card by contacting the Company's executive offices at 877-636-BANK.

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
800-368-5948
www.rtco.com

Market Makers

Friedman, Billings, Ramsey & Co., Inc.
1001 Nineteenth Street North
Arlington, VA 22209-1722

Janney Montgomery Scott, LLC
1801 Market Street
Philadelphia, PA 19103

Lehman Brothers Inc.
790 Seventh Avenue
New York, NY 10019

Sandler O'Neill & Partners, L.P.
919 Third Avenue, 6th Floor
New York, NY 10022

Auditors

KPMG LLP
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Counsel

Wilentz Goldman & Spitzer
90 Woodbridge Center Drive
Woodbridge, NJ 07095

Thacher Proffitt & Wood
Two World Financial Center
New York, NY 10281

Investor Relations

Ann C. Clancy, Executive Vice President
First Sentinel Bancorp, Inc.
1000 Woodbridge Center Drive
Woodbridge, NJ 07095
732-726-9700

Annual Meeting

First Sentinel's Annual Meeting of Shareholders will be held on Wednesday, June 23, 2004, at 10:00 a.m. at The Pines Manor, 2085 Route 27, Edison, New Jersey.

10-K Availability

Copies of First Sentinel's Form 10-K for the year ended December 31, 2003, are available free-of-charge to shareholders upon written request to First Sentinel Bancorp, Inc., 1000 Woodbridge Center Drive, Woodbridge, New Jersey 07095; Attention: Bonnie Petz. The 10-K is also available on the Company's website at www.firstsentinelbancorp.com.

Contacts

Persons seeking general or financial information about First Sentinel should contact Investor Relations at 732-726-9700, ext. 5514 or visit the Company's website at www.firstsentinelbancorp.com. Shareholders seeking information regarding stock records, changing the name, address or ownership of stock or reporting lost certificates, should contact the Company's transfer agent, Registrar and Transfer Company, at 800-368-5948 or visit their website at www.rtco.com to complete forms online.

Market Information for Common Stock

First Sentinel Bancorp, Inc. common stock trades on the Nasdaq Stock Market under the symbol "FSLA." Newspaper financial sections list the stock as FSLA or FSentBc. At March 1, 2004, 28,268,402 shares of the Company's outstanding common stock were held of record by approximately 2,523 persons or entities, not including the number of persons or entities holding stock in nominee or stock name through various brokers or banks. The following table sets forth high and low bid prices per share of the Company's common stock, as reported on the Nasdaq National Market, as well as dividends paid, for the periods indicated.

	2003			2002		
	High	Low	Dividends paid	High	Low	Dividends paid
Fourth quarter	**$21.54**	**$17.58**	**$0.105**	$14.96	$12.71	$0.095
Third quarter	**17.88**	**15.57**	**0.105**	14.67	12.90	0.095
Second quarter	**16.11**	**14.03**	**0.105**	15.58	13.04	0.095
First quarter	**14.95**	**13.82**	**0.105**	13.55	12.05	0.075

Directors and Officers

FIRST SENTINEL BANCORP, INC.
BOARD OF DIRECTORS

Philip T. Ruegger, Jr.
Chairman of the Board
Investor

Joseph Chadwick
President, Thomas and Chadwick/Riverside Supply Company

George T. Hornyak, Jr.
Former President, Pulse Bancorp

Christopher Martin
President and Chief Executive Officer
First Sentinel Bancorp

Keith H. McLaughlin
Retired President and Chief Executive Officer
Raritan Bay Medical Center

John P. Mulkerin
Retired President and Chief Executive Officer
First Sentinel Bancorp

Jeffries Shein
Principal, JGT Management Co., LLC

Walter K. Timpson
Owner, Walter K. Timpson Co., real estate & appraisal firm

All directors of First Sentinel Bancorp serve as directors of First Savings Bank.

EXECUTIVE OFFICERS

Christopher Martin
President and Chief Executive Officer

Thomas M. Lyons
Executive Vice President and Chief Financial Officer

Ann C. Clancy
Executive Vice President, General Counsel and Corporate Secretary

FIRST SAVINGS BANK
PRINCIPAL OFFICERS

Executive Officers
Christopher Martin
President and Chief Executive Officer

Ann C. Clancy
Executive Vice President, General Counsel and Corporate Secretary

Nancy E. Graves
Executive Vice President and Chief Operating Officer

Thomas M. Lyons
Executive Vice President and Chief Financial Officer

Karen I. Martino
Executive Vice President—Auditor

Richard Spengler
Executive Vice President and Chief Lending Officer

John F. Cerulo, Jr.
Senior Vice President—Retail Banking

Richard St. George
Senior Vice President—Information Technology

Vice Presidents
Joanne L. Barbara
Warren Buehler
George Campbell
Alexander Chiarella
Robert Curran
Richard deGroot
Joan C. Deyak
Barbara Gallop
John J. Harvey
Mary Marley-Reidy
Kevin Masarik
Patricia A. Parente
Stephanie Szatkowski
Yvonne Taylor

Assistant Vice Presidents
Glenn Brooks
Patricia Evans
Monte Hoagland
Ellen Jorgensen
Michael Smith
John Watts, Jr.

Assistant Secretaries
Donna Acosta
Nicole Agopian
Ingrid Andrade
Susan Eberle
Ana Ferreira
Denise Figueroa
Wanda Ghigliotty
Mary Gobrial
Jeff Gostkowski
Carol Hill
DeAngelina Inman
Roxanne Keegan
Kenia Lopez
Mary Ann Lovas
Mary Ann Minter
Maria Nasser
Renee Parsons
Charlotte Puerari
Angeline Shapinski

Deposits FDIC insured
Equal Housing Lender

First Sentinel Bancorp, Inc.
1000 Woodbridge Center Drive
Woodbridge, NJ 07095
732-726-9700
www.firstsentinelbancorp.com